02055212

***SEC file: 82-5036***


**Securities and Exchange Commission**
**Division of Corporate Finance**
**450 Fifth Street, N.W.**
**Washington, D.C. 20549**


SUPPL

SEC MAIL PROCESSING RECEIVED OCT 04 2002 WASH. D.C. 164 SECTION

Płock, August 19th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 60/2002 to 71/2002 together with the condensed consolidated quarterly report for 2Q2002 under Polish Accounting Standards. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

Yours sincerely,

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

dw 10/8


***Paweł Wochowski***
*Investor Relations Department*

View Announcement



status list

Announcement Details

| Company | Headline | Embargo | Last Upd |
|---|---|---|---|
| Polski Koncern Naftowy Orlen S.A. | 2Q 02 cons/uncons(PAS) | | 10:41 15 Au |

Full Announcement Text

| | |
|---|---|
| **Form** | SA-QSr II/2002 |
| (quarter/year) | |

(for manufacturing, contracting, trading and service industry issuers)

**According to § 5 section 2 and § 58 section 1 of the The Council of Ministers Decree of 16 October 2001 - Journ item 1569 and 2002, No 31, item 280**

**Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna**

**publishes condensed consolidated quarterly report for second quarter of 2002**

| | in PLN thousand | | (da in |
|---|---|---|---|
| **SELECTED CONSOLIDATED FINANCIAL DATA (current year)** | **II quarter cumulative from 1.1.2002 to 30.06.2002** | **II quarters cumulative from 1.1.2001 to 30.06.2001** | **II quarte cumulati from 1.1.2( to 30.06.20** |
| 1. Net sales of finished products, goods for resale and materials | 12 053 778 | 12 262 202 | 3 255 49( |
| 2. Operating profit | 399 339 | 391 998 | 107 854 |
| 3. Gross profit | 301 289 | 328 786 | 81 372 |
| 4. Net profit | 199 141 | 239 062 | 53 784 |
| 5. Cash flow from operating activities | 789 646 | 1 486 155 | 213 268 |
| 6. Cash flow from investing activities | (475 500) | (861 335) | (128 423 |
| 7. Cash flow from financing activities | (300 194) | (502 624) | (81 077) |
| 8. Net cash flow | 13 952 | 122 196 | 3 768 |
| 9. Total assets (as at 30.06.2002) | 14 430 840 | | 3 599 52 |
| 10. Liabilities and provisions for liabilities (as at 30.06.2002) | 6 103 470 | | 1 522 40 |
| 11. Long-term liabilities (as at 30.06.2002) | 1 319 222 | | 329 057 |
| 12. Short-term liabilities (as at 30.06.2002) | 3 911 456 | | 975 644 |
| 13. Equity (as at 30.06.2002) | 7 648 424 | | 1 907 76( |
| 14. Share capital (as at 30.06.2002) | 525 221 | | 131 007 |

| | | | |
|---|---|---|---|
| 15. Number of shares (as at 30.06.2002) | 420 177 137 | | 420 177 1: |
| 16. Earnings per ordinary share (in PLN/EUR) | 0,47 | | 0,13 |
| 17. Diluted earnings per ordinary share (in PLN/EUR) | 0,47 | | 0,13 |
| 18. Net book value per share (in PLN/EUR) (as at 30.06.2002) | 18,20 | | 4,54 |
| 19. Diluted net book value per share (in PLN/EUR) (as at 30.06.2002) | 18,20 | | 4,54 |
| 20. Declared or paid dividends per share (in PLN/EUR) | - | | |

| **CONSOLIDATED BALANCE SHEET**<br>**PLN thousand** | as at 30.06.2002 end of quarter (current year) | as at 31.03.2002 end of previous quarter (current year) | as at 30.06.200 end of quai (previous y( |
|---|---|---|---|
| **Assets** | | | |
| **I. Fixed assets** | 9 648 391 | 9 716 005 | 9 403 78: |
| 1. Intangible fixed assets, including: | 95 369 | 94 177 | 72 361 |
| - goodwill | 165 | - | - |
| 2. Goodwill on consolidation of subordinated entities | 4 145 | 4 326 | 6 096 |
| 3. Tangible fixed assets | 8 552 423 | 8 609 105 | 8 550 10! |
| 4. Long term receivables | 14 246 | 15 247 | 20 477 |
| 4.1. From subordinated entities | 1 636 | 1 781 | - |
| 4.2. From other entities | 12 610 | 13 466 | 20 477 |
| 5. Long term investments | 758 141 | 766 498 | 541 568 |
| 5.1. Real estates | - | - | - |
| 5.2. Intangible fixed assets | - | - | - |
| 5.3. Long term financial assets | 758 141 | 766 498 | 541 568 |
| a) in subordinated entities, including: | 180 140 | 187 725 | 134 210 |
| - shares in subordinated entities accounted for on an equity basis | 63 408 | 70 338 | 64 395 |
| - shares in unconsolidated subsidiaries and joint venture entities | 32 728 | 30 023 | 20 811 |
| b) in other entities | 578 001 | 578 773 | 407 358 |
| 5.4. Other long term investments | - | - | - |
| 6. Long term prepayments, deferred costs and deferred tax asset | 224 067 | 226 652 | 213 176 |
| 6.1. Deferred tax assets | 30 135 | 25 090 | 14 790 |
| 6.2. Prepayments and deferred costs | 193 932 | 201 562 | 198 386 |
| **II. Current assets** | 4 782 449 | 4 692 499 | 5 123 73: |
| 1. Inventories | 2 432 932 | 2 371 161 | 2 489 32( |
| 2. Short term receivables | 1 597 170 | 1 545 141 | 1 754 97( |
| 2.1. From subordinated entities | 139 841 | 95 219 | 68 618 |
| 2.2. From other entities | 1 457 329 | 1 449 922 | 1 686 35! |
| 3. Short term investments | 257 656 | 241 241 | 336 131 |
| 3.1. Short term financial assets | 246 081 | 226 363 | 322 984 |
| a) in subordinated entities | 13 | - | - |
| b) in other entities | 28 731 | 20 478 | 24 422 |
| c) cash and cash equivalents | 217 337 | 205 885 | 298 562 |

| | | | |
|---|---|---|---|
| 3.2. Other short term investments | 11 575 | 14 878 | 13 147 |
| 4. Short term prepayments and deferred costs | 494 691 | 534 956 | 543 298 |
| **T o t a l a s s e t s** | 14 430 840 | 14 408 504 | 14 527 51 |
| **CONSOLIDATED BALANCE SHEET**<br><br>**PLN thousand** | as at<br>30.06.2002<br>end of quarter<br>(current year) | as at<br>31.03.2002<br>end of previous<br>quarter<br>(current year) | as at<br>30.06.200<br>end of quai<br>(previous y |
| **Liabilities** | | | |
| **I. Equity** | 7 648 424 | 7 571 096 | 7 373 40 |
| 1. Share capital | 525 221 | 525 221 | 525 221 |
| 2. Unpaid share capital (negative value) | - | - | - |
| 3. Own shares (negative value) | - | - | - |
| 4. Capital reserve | 5 743 830 | 5 504 915 | 5 489 97 |
| 5. Revaluation reserve | 727 951 | 728 798 | 742 283 |
| 6. Other capital reserves | 53 476 | 53 542 | 53 542 |
| 7. Foreign exchange gain on inlclusion of subordinated entities | 4 | 4 | 4 |
| 8. Undistributed profit from previous years | 398 801 | 689 949 | 323 326 |
| 9. Net profit | 199 141 | 68 667 | 239 062 |
| 10. Distribution from profit during financial year (negative value) | - | - | - |
| **II. Minority interests** | 407 573 | 406 339 | 395 362 |
| **III. Negative goodwill on subordinated entities** | 271 373 | 281 737 | 332 906 |
| **IV. Liabilities and provisions for liabilities** | 6 103 470 | 6 149 332 | 6 425 83 |
| 1. Provisions for liabilities | 802 395 | 795 594 | 925 510 |
| 1.1. Provision for deferred tax | 237 221 | 228 478 | 245 123 |
| 1.2. Retirement benefits and similar provisions | 137 634 | 137 491 | 126 237 |
| a) long term | 116 066 | 108 543 | 105 408 |
| b) short term | 21 568 | 28 948 | 20 829 |
| 1.3. Other provisions | 427 540 | 429 625 | 554 150 |
| a) long term | 349 581 | 362 202 | 519 666 |
| b) short term | 77 959 | 67 423 | 34 484 |
| 2. Long term liabilities | 1 319 222 | 1 342 566 | 1 383 32 |
| 2.1. To subordinated entities | 1 173 | 470 | - |
| 2.2. To other entities | 1 318 049 | 1 342 096 | 1 383 32 |
| 3. Short term liabilities | 3 911 456 | 3 944 035 | 4 084 36 |
| 2.1. To subordinated entities | 32 111 | 21 046 | 14 536 |
| 3.2. To other entities | 3 821 037 | 3 861 745 | 4 001 77 |
| 3.3. Special funds | 58 308 | 61 244 | 68 062 |
| 4. Accruals and deferred income | 70 397 | 67 137 | 32 633 |
| 4.1. Negative goodwill | 618 | - | - |
| 4.2. Other accruals and deferred income | 69 779 | 67 137 | 32 633 |
| a) long term | 11 948 | 5 514 | 4 384 |
| b) short term | 57 831 | 61 623 | 28 249 |

| | | | |
|---|---|---|---|
| **Total liabilities** | 14 430 840 | 14 408 504 | 14 527 51 |

| | | | |
|---|---|---|---|
| **Net book value** | 7 648 424 | | 7 373 40 |
| **Number of shares** | 420 177 137 | | 420 177 1 |
| **Net book value per share (in PLN)** | 18,20 | | 17,55* |
| **Diluted number of shares** | 420 177 137 | | 420 177 1 |
| **Diluted net book value per share (in PLN)** | 18,20 | | 17,55* |
| *** diluted ratios were calculated under IFRS and differ from previously published** | | | |

| OFF BALANCE SHEET ITEMS | as at 30.06.2002 end of quarter (current year) | as at 31.03.2002 end of previous quarter (current year) | as at 30.06.200 end of qua (previous y |
|---|---|---|---|
| **1. Contingent receivables** | - | - | - |
| 1.1. From subordinated entities | - | - | - |
| - received guarantees and sureties | - | - | - |
| 1.2. From other entities | - | - | - |
| - received guarantees and sureties | - | - | - |
| **2. Contingent liabilities** | 115 643 | 117 150 | 64 268 |
| 2.1. To subordinated entities | 112 561 | 112 644 | 47 407 |
| - granted guarantees and sureties | 112 561 | 112 644 | 47 407 |
| 2.2. To other entities | 3 082 | 4 506 | 16 861 |
| - granted guarantees and sureties | 3 082 | 4 506 | 16 861 |
| **3. Other** | 46 303 | 46 083 | 62 546 |
| **Total off-balance sheet items** | 161 946 | 163 233 | 126 814 |

| CONSOLIDATED INCOME STATEMENT | II quarter (current year) from 1.4.2002 to 30.06.2002 | II quarters cumulative (current year) from 1.1.2002 to 30.06.2002 | II quarter (previous year) from 1.4.2001 to 30.06.2001 | (pr |
|---|---|---|---|---|
| **I. Net sales including:** | 6 289 790 | 12 053 778 | 6 465 714 | |
| - to subordinated entities | 197 623 | 271 027 | 17 879 | |
| 1. Net sales of finished products | 5 864 983 | 11 305 170 | 6 191 620 | |
| 2. Net sales of goods for resale and materials | 424 807 | 748 608 | 274 094 | |
| **II. Cost of goods sold, including:** | (3 067 476) | (5 797 101) | (3 350 273) | |
| - to subordinated entities | (201 245) | (239 516) | (15 346) | |
| 1. Cost of sales of finished products | (2 750 234) | (5 209 713) | (3 117 395) | |
| 2. Cost of goods for resale and materials sold | (317 242) | (587 388) | (232 878) | |
| **III. Gross profit on sales (I-II)** | 3 222 314 | 6 256 677 | 3 115 441 | |
| IV. Selling and distribution costs | (2 764 816) | (5 402 532) | (2 572 719) | |
| V. General and administration expenses | (227 401) | (426 064) | (237 797) | |
| **VI. Profit on sales (III-IV-V)** | 230 097 | 428 081 | 304 925 | |
| VII. Other operating income | 58 214 | 105 147 | 53 064 | |
| 1. Profit on disposal of non-financial fixed assets | 12 769 | 17 698 | 706 | |

| | | | |
|---|---|---|---|
| 2. Grants | - | 75 | 2 081 |
| 3. Other | 45 445 | 87 374 | 50 277 |
| VIII. Other operating expenses | (71 781) | (133 889) | (40 848) |
| 1. Loss from disposal of non-financial fixed assets | (5 953) | (8 870) | (163) |
| 2. Impairment of non-financial assets | 345 | (13 862) | - |
| 3. Other | (66 173) | (111 157) | (40 685) |
| **IX. Operating profit (VI+VII-VIII)** | 216 530 | 399 339 | 317 141 |
| X. Financial income | 44 423 | 83 981 | 65 924 |
| 1. Dividends and shares in profits, including: | - | - | 15 |
| - from subordinated entities | - | - | 15 |
| 2. Interest, including: | 23 948 | 36 812 | 20 788 |
| - from subordinated entities | 22 673 | 36 812 | 7 159 |
| 3. Profit from sale of investments | 1 840 | 4 638 | 2 541 |
| 4. Revaluation of investments | - | 375 | - |
| 5. Other | 18 635 | 42 156 | 42 580 |
| XI. Financial expenses | (77 888) | (200 526) | (110 763) |
| 1. Interest, including: | (52 784) | (110 096) | (95 685) |
| - for subordinated entities | (570) | (570) | (2 049) |
| 2. Loss from sale of investments | - | - | - |
| 3. Revaluation of investments | (148) | (650) | (3 745) |
| 4. Other | (24 956) | (89 780) | (11 333) |
| XII. Profit (loss) on sale of shares in subordinated entities | - | - | - |
| **XIII. Gross profit (IX+X-XI+/-XII)** | 183 065 | 282 794 | 272 302 |
| XIV. Extraordinary items (XIV.1. - XIV.2.) | (2 687) | (2 824) | (981) |
| 1. Extraordinary profits | 944 | 1 173 | 304 |
| 2. Extraordinary losses | (3 631) | (3 997) | (1 285) |
| XV. Amortisation of goodwill from subordinated entities | (265) | (522) | (1 028) |
| XVI. Write off of negative goodwill from subordinated entities | 10 672 | 21 841 | 18 018 |
| **XVII. Profit before taxation (XIII+/-XIV-XV+XVI)** | 190 785 | 301 289 | 288 311 |
| XVIII. Income tax | (61 816) | (96 249) | (67 851) |
| a) current part | (57 206) | (105 960) | (47 517) |
| b) deferred part | (4 610) | 9 711 | (20 334) |
| XIX. Other obligatory charges on profit | - | - | - |
| XX. Share in profit of subordinated entities accounted for an equity method | 2 932 | 6 158 | 4 247 |
| XXI. Minority interests | (1 427) | (12 057) | (11 896) |
| **XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)** | 130 474 | 199 141 | 212 811 |
| **Net profit for 12 months (annualised)** | | 325 946 | |
| **Weighted average number of ordinary shares** | | 420 177 137 | |
| **Earnings per ordinary share (in PLN)** | | 0,78 | |
| **Diluted weighted average number of ordinary shares** | | 420 177 137 | |
| **Diluted earnings per share (in PLN)** | | 0,78 | |
| * The Group does not have comparable data concerning profit for 12 months ending 30 June 2001. | | | |
| | II quarter | II quarters | II quarter |

| STATEMENT OF CHANGES IN CONSOLIDATED EQUITY | (current year) from 1.4.2002 to 30.06.2002 | cumulative (current year) from 1.1.2002 to 30.06.2002 | (previous year) from 1.4.2001 to 30.06.2001 | (pr |
|---|---|---|---|---|
| **I. Equity at beginning of period** | 7 571 096 | 7 419 130 | 7 121 247 | |
| a) changes in accounting policies | - | 82 009 | 64 125 | |
| b) corrections of fundamental errors | - | - | - | |
| **I. a. Equity at beginning of period restated for comparative data** | 7 571 096 | 7 501 139 | 7 185 372 | |
| **1. Share capital at beginning of period** | 525 221 | 525 221 | 525 221 | |
| 1.1.Movements in share capital | - | - | - | |
| a) increases | - | - | - | |
| - issues od shares | - | - | - | |
| b) decreases | - | - | - | |
| - redemption of shares | - | - | - | |
| **1.2. Share capital at end of period** | 525 221 | 525 221 | 525 221 | |
| **2. Unpaid share capital at beginning of period** | - | - | - | |
| 2.1. Movements in unpaid share capital | - | - | - | |
| a) increases | - | - | - | |
| b) decreases | - | - | - | |
| **2.2. Unpaid share capital at end of period** | - | - | - | |
| **3. Own shares at beginning of period** | - | - | - | |
| 3.1. Movement in own shares | - | - | - | |
| a) increases | - | - | - | |
| b) decreases | - | - | - | |
| **3.2 Own shares at end of period** | - | - | - | |
| **4. Capital reserve at beginning of period** | 5 504 915 | 5 501 578 | 4 738 359 | |
| 4.1. Movements in capital reserve | 238 915 | 242 252 | 751 611 | |
| a) increases | 238 915 | 242 252 | 751 611 | |
| - share premium | - | - | - | |
| - distribution of profits (by articles) | - | - | - | |
| - apportionment of profits (over the minimum provided for by the articles) | 237 246 | 239 214 | 745 167 | |
| - transfer from capital reserves due to revaluation of fixed assets disposed | 157 | 3 038 | 199 | |
| - other | 1 512 | - | 6 245 | |
| b) decreases | - | - | - | |
| - absorption of losses | - | - | - | |
| - other | - | - | - | |
| **4.2. Capital reserve at end of period** | 5 743 830 | 5 743 830 | 5 489 970 | |
| **5. Revaluation reserve at beginning of period** | 728 798 | 734 796 | 745 706 | |
| - changes in accounting policies, restatement of opening balance | - | - | - | |
| - changes in accounting policies, restatement of opening balance | - | (2 600) | (3 458) | |
| **5.1. Revaluation reserve at beginning of period restated for comparative data** | 728 798 | 732 196 | 742 248 | |
| 5.2. Movements in revaluation reserve | (847) | (4 245) | 35 | |
| a) increases | - | 146 | 441 | |
| - increase of value of long term investments | - | - | - | |
| - deferred tax assets related to entries made to revaluation reserve | - | 146 | 441 | |

| | | | |
|---|---|---|---|
| - podatek odroczony od korekt bilansu otwarcia z tytu³u zmian zasad rachunkowoœci | - | - | - |
| b) decreases | (847) | (4 391) | (406) |
| - fixed assets disposals | (157) | (3 038) | (199) |
| - impairment of tangible fixed assets | (690) | (1 353) | - |
| - deferred tax assets related to entries made to revaluation reserve | - | - | (207) |
| **5.3. Revaluation reserve at end of period** | 727 951 | 727 951 | 742 283 |
| **6. Other capital reserves at beginning of period** | 53 542 | 53 542 | 53 542 |
| 6.1. Movements in oher capital reserves | (66) | (66) | - |
| a) increases | - | - | - |
| b) decreases | (66) | (66) | - |
| **6.2. Other capital reserves at end of period** | 53 476 | 53 476 | 53 542 |
| **7. Foreign exchange differences from recalculation of subordinated entities** | 4 | 4 | 4 |
| **8. Undistributed profit from previous years at beginning of period** | 758 616 | 603 989 | 1 047 742 |
| **8.1. Undistributed profit from previous years at beginning of period** | 758 616 | 603 989 | 1 047 742 |
| a) changes in accounting policies | - | 84 609 | 78 256 |
| b) corrections of fundamental errors | - | - | - |
| **8.2. Undistributed profit from previous years at beginning of period restated for comparative data** | 758 616 | 688 598 | 1 125 998 |
| a) increases | - | - | - |
| - other capial from consolidation | - | - | - |
| b) decreases | (291 148) | (289 797) | (776 421) |
| - dividends paid | (50 421) | (50 421) | (21 009) |
| - transfer to capital reserve | (237 246) | (239 214) | (745 167) |
| - others | (3 481) | (162) | (10 245) |
| **8.3. Undistributed profit from previous years at end of period** | 467 468 *** | 398 801 | 349 577 ** |
| **8.4. Undistributed loss from previous years at beginning of period** | - | - | - |
| **8.5. Undistributed loss from previous years at beginning of period restated for comparative data** | - | - | - |
| a) increases | - | - | - |
| - distribution of previous year loss for absorption | - | - | - |
| b) decreases | - | - | - |
| **8.6. Undistributed loss from previous years at end of period** | - | - | - |
| **8.7. Undistributed profit from previous years at end of period** | 467 468 *** | 398 801 | 349 577 ** |
| **9. Net profit for the financial year** | 130 474 | 199 141 | 212 811 |
| **a) net profit** | 130 474 | 199 141 | 212 811 |
| **b) net loss** | - | - | - |
| **c) distribution from current year profit** | - | - | - |
| **II. Equity at end of period** | 7 648 424 | 7 648 424 | 7 373 408 |

** including net profit for 1Q 2001

*** including net profit for 1Q 2002

| CONSOLIDATED CASH FLOW STATEMENT | II quarter (current year) from 1.4.2002 to 30.06.2002 | II quarters cumulative (current year) from 1.1.2002 to 30.06.2002 | II quarter (previous year) from 1.4.2001 to 30.06.2001 | (pr |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| **A. Cash flow from operating activities** | | | | |
| **I. Net profit for the year** | 130 474 | 199 141 | 212 811 | |
| **II. Total adjustments** | 323 078 | 590 505 | 975 982 | |
| 1. Profit from minority interests | 1 427 | 12 057 | 11 896 | |
| 2. Net (profit) from subordinated entities accounted for an equity method | (2 932) | (6 158) | (4 247) | |
| 3. Depreciation | 254 164 | 504 221 | 231 653 | |
| - including amortisation on goodwill from subordinated entities or negative goodwill in subordinated entities | (10 407) | (21 319) | (16 990) | |
| 4. Foreign exchange (gains)/losses | (17 660) | 10 755 | (7 400) | |
| 5. Interest and dividends | 45 148 | 97 753 | 87 156 | |
| 6. (Profit) loss from investing activities | (8 812) | (13 592) | 118 | |
| 7. Movements in provisions | (1 215) | (24 796) | (3 755) | |
| 8. Movements in stock | (61 284) | (247 556) | 55 475 | |
| 9. Movements in receivables | (32 753) | (30 788) | 86 095 | |
| 10. Movements in creditors falling due within one year (with the exception of loans) | 82 075 | 333 421 | 531 272 | |
| 11. Movements in prepayments and accruals | 69 259 | (48 142) | 2 158 | |
| 12. Other adjustments | (4 339) | 3 330 | (14 439) | |
| **III. Cash flow from operating activities (I+/-II)** | 453 552 | 789 646 | 1 188 793 | |
| **B. Cash flow from investing activities** | | | | |
| **I. Cash inflows from investing activities** | 77 359 | 146 258 | 103 238 | |
| 1. Disposal of intangible fixed assets and tangible fixed assets | 15 862 | 22 110 | 3 518 | |
| 2. Disposal of real estate investments and intangible fixed assets investments | - | - | - | |
| 3. From financial assets, including: | 61 497 | 123 396 | 96 383 | |
| a) in subordinated entities | 8 466 | 12 564 | 3 283 | |
| - sales of financial assets (except short term securities) | - | 98 | 2 183 | |
| - sales of short term securities | - | - | - | |
| - dividends and profits | 8 300 | 12 007 | 1 100 | |
| - long-term loans repaid | - | - | - | |
| - interest received | 166 | 459 | - | |
| - other inflows from financial assets | - | - | - | |
| b) in other entities | 53 031 | 110 832 | 93 100 | |
| - sales of financial assets (except short term securities) | 3 190 | 10 166 | - | |
| - sales of short term securities | 39 087 | 89 536 | 90 923 | |
| - dividends and profits | - | - | - | |
| - long-term loans repaid | - | - | - | |
| - interest received | 10 749 | 11 125 | 2 177 | |
| - other inflows from financial assets | 5 | 5 | - | |
| 4. Other inflows from investing activities | - | 752 | 3 337 | |
| **II. Cash outflows from investing activities** | (259 394) | (621 758) | (528 090) | |
| 1. Purchases of intangible fixed assets and tangible fixed assets | (187 509) | (416 660) | (311 637) | |
| 2. Investments in real estate and intangible fixed assets | - | - | - | |
| 3. For financial assets, including: | (48 307) | (103 925) | (150 384) | |
| a) in subordinated entities | - | (96) | (38 706) | |
| | | | | |

| | | | | |
|---|---|---|---|---|
| - purchases of financial assets (except short term securities) | - | (96) | (38 706) | |
| - purchases of short term securities | - | - | - | |
| - loans granted | - | - | - | |
| b) in other entities | (48 307) | (103 829) | (111 678) | |
| - purchases of financial assets (except short term securities) | - | - | (172) | |
| - purchases of short term securities | (48 045) | (103 567) | (111 177) | |
| - loans granted | (262) | (262) | (329) | |
| 4. Dividend paid to minority shareholders | (970) | (970) | (1 014) | |
| 5. Other payments | (22 608) | (100 203) | (65 055) | |
| **III. Net cash flow used in investing activities** | (182 035) | (475 500) | (424 852) | |
| **C. Cash flow from financing activities** | | | | |
| **I. Inflows** | 219 489 | 862 969 | 229 740 | |
| 1. Issuance of shares and other capital instruments, additional payments to capital | - | - | - | |
| 2. Loans | - | 316 904 | 118 830 | |
| 3. Issuance of short term securities | 219 372 | 545 755 | 110 216 | |
| 4. Other inflows | 117 | 310 | 694 | |
| **II. Outflows** | (479 554) | (1 163 163) | (1 010 931) | |
| 1. Redemption of shares | - | - | - | |
| 2. Dividends and other distributions to shareholders | - | - | - | |
| 3. Other than distribution of profit to shareholders payments from profit | - | - | - | |
| 4. Repayment of loans | (186 630) | (428 547) | (620 832) | |
| 5. Repurchase of short term securities | (236 461) | (619 391) | (294 934) | |
| 6. Other financial liabilities | - | - | - | |
| 7. Finance lease payments | (3 198) | (4 522) | (1 005) | |
| 8. Interest paid | (52 183) | (109 588) | (93 913) | |
| 9. Other payments | (1 082) | (1 115) | (247) | |
| **III. Net cash flows used in financing activities (I-II)** | (260 065) | (300 194) | (781 191) | |
| **D. Net cash flow (A.III+/-B.III+/-C.III)** | 11 452 | 13 952 | (17 250) | |
| **E. Balance sheet change in cash and cash equivalents** | 11 452 | 13 952 | (17 250) | |
| - including changes in cash and cash equivalents resulting from foreign exchange gains/losses | 2 295 | 1 881 | 2 476 | |
| **F. Total cash and cash equivalents at the beginning of the period** | 205 885 | 203 385 | 315 812 | |
| **G. Total cash and cash equivalents at the end of the period (F+/- D)** | 217 337 | 217 337 | 298 562 | |
| - including those of limited availability | 11 920 | 11 920 | 20 941 | |

# CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS FOR 2Q 2002

| BALANCE SHEET<br>PLN thousand | as at<br>30.06.2002<br>end of quarter<br>(current year) | as at<br>31.03.2002<br>end of previous<br>quarter | as at<br>30.06.20(<br>end of qua:<br>(previous y |
|---|---|---|---|

| | | | |
|---|---|---|---|
| | | (current year) | |
| **Assets** | | | |
| **I. Fixed assets** | 8 307 542 | 8 368 908 | 8 191 96 |
| 1. Intangible fixed assets, including: | 74 886 | 72 357 | 58 361 |
| - goodwill | - | - | - |
| 2. Tangible fixed assets | 6 498 544 | 6 552 919 | 6 609 54 |
| 3. Long term receivables | 268 786 | 270 019 | 275 650 |
| 3.1. From subordinated entities | 256 711 | 256 857 | 255 076 |
| 3.2. From other entities | 12 075 | 13 162 | 20 574 |
| 4. Long term investments | 1 279 068 | 1 279 263 | 1 052 95 |
| 4.1. Real estates | - | - | - |
| 4.2. Intangible fixed assets | - | - | - |
| 4.3. Long term financial assets | 1 279 068 | 1 279 263 | 1 052 95 |
| a) in subordinated entities | 705 719 | 702 809 | 649 144 |
| b) in other entities | 573 349 | 576 454 | 403 810 |
| 4.4. Other long term investments | - | - | - |
| 5. Long term prepayments, deferred costs and deferred tax asset | 186 258 | 194 350 | 195 453 |
| 5.1. Deferred tax assets | - | - | - |
| 5.2. Prepayments and deferred costs | 186 258 | 194 350 | 195 453 |
| **II. Current assets** | 4 002 622 | 3 931 717 | 4 264 61 |
| 1. Inventories | 2 060 159 | 2 003 459 | 2 070 71 |
| 2. Short term receivables | 1 352 829 | 1 312 155 | 1 536 07 |
| 2.1. From subordinated entities | 399 485 | 395 074 | 405 887 |
| 2.2. From other entities | 953 344 | 917 081 | 1 130 18 |
| 3. Short term investments | 118 287 | 99 481 | 140 394 |
| 3.1. Short term financial assets | 106 712 | 84 603 | 128 610 |
| a) in subordinated entities | - | - | - |
| b) in other entities | - | - | - |
| c) cash and cash equivalents | 106 712 | 84 603 | 128 610 |
| 3.2. Other short term investments | 11 575 | 14 878 | 11 784 |
| 4. Short term prepayments and deferred costs | 471 347 | 516 622 | 517 431 |
| **T o t a l a s s e t s** | 12 310 164 | 12 300 625 | 12 456 5 |

| **BALANCE SHEET**<br><br>**PLN thousand** | as at<br>30.06.2002<br>end of quarter<br>(current year) | as at<br>31.03.2002<br>end of previous quarter<br>(current year) | as at<br>30.06.20<br>end of qua<br>(previous y |
|---|---|---|---|
| **Liabilities** | | | |
| **I. Equity** | 7 034 260 | 6 962 782 | 6 848 84 |
| 1. Share capital | 525 221 | 525 221 | 525 221 |
| 2. Unpaid share capital (negative value) | - | - | - |
| 3. Own shares (negative value) | - | - | - |
| 4. Capital reserve | 5 498 216 | 5 300 454 | 5 286 86 |

| | | | |
|---|---|---|---|
| 5. Revaluation reserve | 728 911 | 728 798 | 742 283 |
| 6. Other capital reserves | 53 476 | 53 476 | 53 476 |
| 7. Undistributed profit from previous years | 75 893 | 323 919 | 63 059 |
| 8. Net profit | 152 543 | 30 914 | 177 945 |
| 9. Distribution from profit during financial year (negative value) | - | - | - |
| **II. Liabilities and provisions for liabilities** | 5 275 904 | 5 337 843 | 5 607 72 |
| 1. Provisions for liabilities | 671 051 | 668 591 | 796 367 |
| 1.1. Provision for deferred tax | 185 017 | 179 606 | 197 603 |
| 1.2. Retirement benefits and similar provisions | 74 266 | 74 266 | 68 200 |
| a) long term | 62 660 | 62 660 | 58 399 |
| b) short term | 11 606 | 11 606 | 9 801 |
| 1.3. Other provisions | 411 768 | 414 719 | 530 564 |
| a) long term | 347 063 | 359 868 | 508 254 |
| b) short term | 64 705 | 54 851 | 22 310 |
| 2. Long term liabilities | 1 062 835 | 1 102 205 | 1 214 60 |
| 2.1. To subordinated entities | 230 299 | 230 299 | 230 299 |
| 2.2. To other entities | 832 536 | 871 906 | 984 303 |
| 3. Short term liabilities | 3 495 399 | 3 525 234 | 3 574 33 |
| 3.1. To subordinated entities | 131 225 | 136 432 | 74 182 |
| 3.2. To other entities | 3 324 637 | 3 347 264 | 3 456 90 |
| 3.3. Special funds | 39 537 | 41 538 | 43 244 |
| 4. Accruals and deferred income | 46 619 | 41 813 | 22 430 |
| 4.1. Negative goodwill | - | - | - |
| 4.2. Other accruals and deferred income | 46 619 | 41 813 | 22 430 |
| a) long term | - | - | - |
| b) short term | 46 619 | 41 813 | 22 430 |
| **Total liabilities** | 12 310 164 | 12 300 625 | 12 456 5: |
| | | | |
| **Net book value** | 7 034 260 | 6 962 782 | 6 848 84 |
| **Number of shares** | 420 177 137 | 420 177 137 | 420 177 1 |
| **Net book value per share (in PLN)** | 16,74 | 16,57 | 16,30 |
| **Diluted number of shares** | 420 177 137 | 420 177 137 | 420 177 1: |
| **Diluted net book value per share (in PLN)** | 16,74 | 16,57 | 16,30* |

* Diluted ratios were calculated in compliance with IFRS and differ from previously published ratios

| OFF BALANCE SHEET ITEMS | as at 30.06.2002 end of quarter (current year) | as at 31.03.2002 end of previous quarter (current year) | as at 30.06.2001 end of quarte (previous yeai |
|---|---|---|---|
| **1. Contingent receivables** | - | - | - |
| 1.1. From subordinated entities | - | - | - |
| - received guarantees and sureties | - | - | - |
| 1.2. From other entities | - | - | - |
| - received guarantees and sureties | - | - | - |

| | | | |
|---|---|---|---|
| **2. Contingent liabilities** | 96 789 | 96 864 | 97 534 |
| 2.1. To subordinated entities | 94 548 | 94 623 | 95 293 |
| - granted guarantees and sureties | 94 548 | 94 623 | 95 293 |
| 2.2. To other entities | 2 241 | 2 241 | 2 241 |
| - granted guarantees and sureties | 2 241 | 2 241 | 2 241 |
| **3. Other** | 46 272 | 46 023 | 62 121 |
| **Totaloff-balancesheetitems** | 143 061 | 142 887 | 159 655 |

| INCOME STATEMENT | II quarter (current year) from 1.4.2002 to 30.06.2002 | II quarters cumulative (current year) from 1.1.2002 to 30.06.2002 | II quarter (previous yea from 1.4.200 to 30.06.2001 |
|---|---|---|---|
| **I. Net sales, including** | 5 748 136 | 10 978 161 | 5 885 009 |
| - to subordinated entities | 762 239 | 1 478 493 | 769 261 |
| 1. Net sales of finished products | 5 313 696 | 10 233 169 | 5 518 633 |
| 2. Net sales of goods for resale and materials | 434 440 | 744 992 | 366 376 |
| **II. Cost of goods sold** | (2 755 216) | (5 155 488) | (2 920 944) |
| - to subordinated entities | (352 117) | (683 178) | (511 217) |
| 1. Cost of sales of finished products | (2 387 304) | (4 530 788) | (2 592 223) |
| 2. Cost of goods for resale and materials sold | (367 912) | (624 700) | (328 721) |
| **III. Gross profit on sales (I-II)** | 2 992 920 | 5 822 673 | 2 964 065 |
| IV. Selling and distribution costs | (2 678 275) | (5 237 374) | (2 556 365) |
| V. General and administration expenses | (147 897) | (274 406) | (161 491) |
| **VI. Profit on sales (III-IV-V)** | 166 748 | 310 893 | 246 209 |
| VII. Other operating income | 51 031 | 83 346 | 52 557 |
| 1. Profit on disposal of non-financial fixed assets | 12 522 | 16 985 | 189 |
| 2. Grants | - | - | 1 909 |
| 3. Other | 38 509 | 66 361 | 50 459 |
| VIII. Other operating expenses | (40 231) | (99 635) | (39 062) |
| 1. Loss from disposal of non-financial fixed assets | (5 361) | (7 608) | - |
| 2. Impairment of non-financial assets | 96 | (14 207) | - |
| 3. Other | (34 966) | (77 820) | (39 062) |
| **IX. Operating profit (VI+VII-VIII)** | 177 548 | 294 604 | 259 704 |
| X. Financial income | 46 604 | 79 341 | 58 110 |
| 1. Dividends and shares in profits, including: | 11 373 | 13 227 | 11 364 |
| - from subordinated entities | 11 373 | 13 227 | 11 364 |
| 2. Interest, including: | 18 819 | 27 122 | 12 769 |
| - from subordinated entities | 847 | 2 053 | 5 395 |
| 3. Proceeds from sale of investments | 1 881 | 3 403 | 104 |
| 4. Revaluation of investments | 15 | 376 | - |
| 5. Other | 14 516 | 35 213 | 33 873 |
| XI. Financial expenses | (52 000) | (151 801) | (92 619) |
| 1. Interest, including: | (38 129) | (80 836) | (75 631) |
| - for subordinated entities | - | - | (1 443) |
| 2. Loss from sale of investments | - | - | - |
| 3. Revaluation of investments | (143) | (645) | (543) |
| 4. Other | (13 728) | (70 320) | (16 445) |
| **XII. Gross profit (IX+X-XI)** | 172 152 | 222 144 | 225 195 |
| XIII. Extraordinary items (XIV.1 - XIV.2) | (47) | (116) | (1 178) |
| 1. Extraordinary profits | 10 | 17 | 11 |

| | | | |
|---|---|---|---|
| 2. Extraordinary losses | (57) | (133) | (1 189) |
| **XIV. Profit before taxation (XII+/-XIII)** | 172 105 | 222 028 | 224 017 |
| XV. Income tax | (50 476) | (69 485) | (46 595) |
| a) current part | (45 064) | (76 406) | (37 281) |
| b) deferred part | (5 412) | 6 921 | (9 314) |
| XVI. Other obligatory charges on profit | - | - | - |
| **XVII. Net profit (XIV-XV-XVI)** | 121 629 | 152 543 | 177 422 |
| | | | |
| **Net profit for 12 months (annualised)** | | 235 458 | |
| **Weighted average number of ordinary shares** | | 420 177 137 | |
| **Earnings per ordinary share (in PLN)** | | 0,56 | |
| **Weighted expected average number of ordinary shares** | | 420 177 137 | |
| **Diluted earnings per share (in PLN)** | | 0,56 | |

*** The Group does not have comparable data concerning profit for 12 months ending 30 June 2001.**

| STATEMENT OF CHANGES IN CONSOLIDATED EQUITY | II quarter (current year) from 1.4.2002 to 30.06.2002 | II quarters cumulative (current year) from 1.1.2002 to 30.06.2002 | II quarter (previous yea from 1.4.200 to 30.06.2001 |
|---|---|---|---|
| **I. Equity at beginning of period** | 6 962 782 | 6 859 092 | 6 619 364 |
| a) changes in accounting policies | - | 73 293 | 75 835 |
| b) corrections of fundamental errors | - | - | - |
| **I.a. Equity at beginning of period restated for comparative data** | 6 962 782 | 6 932 385 | 6 695 199 |
| **1. Share capital at beginning of period** | 525 221 | 525 221 | 525 221 |
| 1.1.Movements in share capital | - | - | - |
| a) increases | - | - | - |
| - issues od shares | - | - | - |
| b) decreases | - | - | - |
| - redemption of shares | - | - | - |
| **1.2. Share capital at end of period** | 525 221 | 525 221 | 525 221 |
| **2. Unpaid share capital at beginning of period** | - | - | - |
| 2.1. Movements in unpaid share capital | - | - | - |
| a) increases | - | - | - |
| b) decreases | - | - | - |
| **2.2. Unpaid share capital at end of period** | - | - | - |
| **3. Own shares at beginning of period** | - | - | - |
| 3.1. Movement in own shares | - | - | - |
| a) increases | - | - | - |
| b) decreases | - | - | - |
| **3.2 Own shares at end of period** | - | - | - |
| **4. Capital reserve at beginning of period** | 5 300 454 | 5 297 573 | 4 609 842 |
| 4.1. Movements in capital reserve | 197 762 | 200 643 | 677 020 |
| a) increases | 197 762 | 200 643 | 677 020 |
| - share premium | - | - | - |
| - distribution of profits (by articles) | - | - | - |
| - apportionment of profits (over the minimum provided for by the articles) | 197 605 | 197 605 | 676 821 |
| - other | 157 | 3 038 | 199 |
| b) decreases | - | - | - |
| - absorption of losses | - | - | - |
| - other | - | - | - |
| **4.2. Capital reserve at end of period** | 5 498 216 | 5 498 216 | 5 286 862 |

| | | | |
|---|---|---|---|
| **5. Revaluation reserve at beginning of period** | 728 798 | 734 796 | 745 706 |
| a) changes in accounting policies | - | (2 600) | (3 458) |
| **5.a. Revaluation reserve at beginning of period restated for comparative data** | 728 798 | 732 196 | 742 248 |
| 5.1. Movements in revaluation capital | 113 | (3 285) | 35 |
| a) increases | (1) | 146 | 234 |
| - increase in valuation of long term investments | - | - | - |
| - deferred tax assets related to entries made to revaluation reserve | (1) | 146 | - |
| - other | - | - | 234 |
| b) decreases | 114 | (3 431) | (199) |
| - fixed assets disposals | (157) | (3 038) | (199) |
| - impairment of tangible fixed assets | 271 | (393) | - |
| - decrease in valuation of long term investments | - | - | - |
| - deferred tax on bookings related to revaluation reserve | - | - | - |
| **5.2. Revaluation reserve at end of period** | 728 911 | 728 911 | 742 283 |
| **6. Other capital reserves at beginning of period** | 53 476 | 53 476 | 53 476 |
| 6.1. Movements in other capital reserves | - | - | - |
| a) increases | - | - | - |
| b) decreases | - | - | - |
| **6.2. Other capital reserves at end of period** | 53 476 | 53 476 | 53 476 |
| **7. Profit from previous years at beginning of period** | 354 833 | 248 026 | 764 412 |
| **7.1. Undistributed profit from previous years at beginning of period** | 354 833 | 248 026 | 685 119 |
| a) changes in accounting policies | - | 75 893 | 79 293 |
| b) corrections of fundamental errors | - | - | - |
| **7.2. Undistributed profit from previous years at beginning of period restated for comparative data** | 354 833 | 323 919 | 764 412 |
| a) increases | - | - | - |
| - distribution of profit from previous years | - | - | - |
| b) decreases | (248 026) | (248 026) | (700 830) |
| - dividends paid | (50 421) | (50 421) | (21 009) |
| - transfer to capital reserve | (197 605) | (197 605) | (676 821) |
| - others | - | - | (3 000) |
| **7.3. Undistributed profit from previous years at end of period** | 106 807** | 75 893 | 63 582*** |
| **7.4. Undistributed loss from previous years at beginning of period** | - | - | - |
| a) changes in accounting policies | - | - | - |
| b) corrections of fundamental errors | - | - | - |
| **7.5. Undistributed loss from previous years at beginning of period restated for comparative data** | - | - | - |
| a) increases | - | - | - |
| - loss from previous years to cover | - | - | - |
| b) decreases | - | - | - |
| **7.6. Undistributed loss from previous years at end of period** | - | - | - |
| **7.7. Undistributed profit from previous years at end of period** | 106 807 | 75 893 | 63 582 |
| **8. Net profit for the financial year** | 121 629 | 152 543 | 177 422 |
| **a) net profit** | 121 629 | 152 543 | 177 422 |
| **b) net loss** | - | - | - |
| **c) distribution of profit** | - | - | - |
| **II. Equity at end of period** | 7 034 260 | 7 034 260 | 6 848 846 |

** including net profit for 1 Q 2002

*** including net profit for 1 Q 2001

| CASH FLOW STATEMENT | II quarter (current year) from 1.4.2002 | II quarters cumulative (current year) | II quarter (previous yea[r]) from 1.4.200[1] |
|---|---|---|---|

| | to 30.06.2002 | from 1.1.2002 to 30.06.2002 | to 30.06.2001 |
|---|---|---|---|
| **A. Cash flow from operating activities** | | | |
| **I. Net profit for the year** | 121 629 | 152 543 | 177 422 |
| **II. Total adjustments** | 255 558 | 469 486 | 935 821 |
| 1. Depreciation | 202 476 | 402 569 | 198 862 |
| 2. Foreign exchange (gains)/losses | (18 340) | 9 160 | (15 931) |
| 3. Interest and dividends | 17 793 | 56 797 | 63 332 |
| 4. (Profit) loss from investing activities | (9 043) | (12 780) | 600 |
| 5. Movements in provisions | 2 461 | (20 049) | 3 558 |
| 6. Movements in stock | (56 700) | (221 093) | 65 651 |
| 7. Movements in receivables | (31 397) | (72 831) | 72 785 |
| 8. Movements in creditors falling due within one year (with the exception of loans) | 96 301 | 360 561 | 529 157 |
| 9. Movements in prepayments and accruals | 57 604 | (43 725) | 28 794 |
| 10. Other adjustments | (5 597) | 10 877 | (10 987) |
| **III. Net cash flow from operating activities (I+/-II)** | 377 187 | 622 029 | 1 113 243 |
| **B. Cash flow from investing activities** | | | |
| **I. Cash inflows from investing activities** | 39 823 | 56 101 | 6 117 |
| 1. Sales of intangible fixed assets and tangible fixed assets | 15 039 | 20 167 | 1 622 |
| 2. Disposal of real estate investments and intangible fixed assets investments | - | - | - |
| 3. From financial assets, including: | 24 784 | 30 103 | 3 171 |
| a) in subordinated entities | 11 520 | 13 386 | 2 811 |
| - sales of financial assets (except from short term securities) | 6 | 6 | 283 |
| - sales of short term securities | - | - | - |
| - dividends and shares in profits | 11 373 | 13 227 | 2 448 |
| - long-term loans repaid | - | - | - |
| - interest received | 141 | 153 | 80 |
| - other inflows from financial assets | - | - | - |
| b) in other entities | 13 264 | 16 717 | 360 |
| - sales of financial assets (except from short term securities) | 3 160 | 6 584 | - |
| - sales of short term securities | - | - | - |
| - dividends and shares in profits | - | - | - |
| - long-term loans repaid | - | - | - |
| - interest received | 10 104 | 10 133 | 360 |
| - other inflows from financial assets | - | - | - |
| 4. Other inflows from investing activities | - | 5 831 | 1 324 |
| **II. Cash outflows from investing activities** | (158 140) | (388 849) | (317 260) |
| 1. Purchases of intangible fixed assets and tangible fixed assets | (144 581) | (287 274) | (211 563) |
| 2. Investments in real estate and intangible fixed assets | - | - | - |
| 3. For financial assets, including: | - | (4 417) | (36 868) |
| a) in subordinated entities | - | (4 417) | (36 868) |
| - purchases of financial assets (except from short term securities) | - | (4 417) | (36 868) |
| - purchases of short term securities | - | - | - |
| - loans granted | - | - | - |
| b) in other entities | - | - | - |
| - purchases of financial assets (except from short term securities) | - | - | - |
| - purchases of short term securities | - | - | - |
| - loans granted | - | - | - |
| 4. Other payments | (13 559) | (97 158) | (68 829) |
| **III. Net cash flow used in investing activities (I-II)** | (118 317) | (332 748) | (311 143) |
| **C. Cash flow from financing activities** | | | |
| **I. Inflows** | 272 992 | 814 692 | 180 159 |

| | | | |
|---|---|---|---|
| 1. Issuance of shares and other capital instruments, additional payments to capital | - | - | - |
| 2. Loans | - | 175 755 | 65 000 |
| 3. Issuance of short term securities | 272 992 | 638 937 | 115 159 |
| 4. Other inflows | - | - | - |
| **II. Outflows** | (509 753) | (1 079 033) | (1 002 422) |
| 1. Redemption of shares | - | - | - |
| 2. Dividends and other distributions to shareholders | - | - | - |
| 3. Other than distribution of profit to shareholders payments from profit | - | - | - |
| 4. Repayment of loans | (194 766) | (296 000) | (591 099) |
| 5. Repurchase of short term securities | (277 699) | (699 684) | (331 588) |
| 6. Other financial liabilities | - | - | - |
| 7. Finance lease payments | (793) | (1 048) | (292) |
| 8. Interest paid | (36 495) | (82 301) | (79 443) |
| 9. Other payments | - | - | - |
| **III. Net cash flows used in financing activities (I-II)** | (236 761) | (264 341) | (822 263) |
| **D. Net cash flow (A.III+/-B.III+/-C.III)** | 22 109 | 24 940 | (20 163) |
| **E. Balance sheet change in cash and cash equivalents** | 22 109 | 24 940 | (20 163) |
| - including changes in cash and cash equivalents resulting from foreign exchange gains/losses | 704 | (141) | 2 476 |
| **F. Total cash and cash equivalents at the beginning of the period** | 84 603 | 81 772 | 148 773 |
| **G. Total cash and cash equivalents at the end of the period (F+/- D)** | 106 712 | 106 712 | 128 610 |
| - including those of limited availability | 7 662 | 7 662 | 15 020 |

END

status list

View Announcement



status list

Announcement Details

| Company | Headline | Embargo | Last Upd |
|---|---|---|---|
| Polski Koncern Naftowy Orlen S.A. | 2Q02cons/uncons(PAS)descript | | 11:46 15 Au |

Full Announcement Text

# INFORMATION ABOUT PRINCIPLES OF PREPARATION OF THE CONSOLIDATED RI

1. **Rules of preparation of the quarterly report**
   1. **Rules of preparation of the quarterly condensed financial statements and condensed comparable fin**

The consolidated and unconsolidated condensed financial statements presented in this consolidated quarte defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 76, pos. 694, 20C of 16 October 2001 on type, form and scope of current and periodic information and dates of its public No 139, pos. 1569 with further changes, the "Decree") and cover the period from 1 January to 30 June 20(

The amended Accounting Act is being in force from 1 January 2002. In order to provide comparability ( this consolidated quarterly report, financial data presented in quarterly report for 1Q 2001 and half year re

The financial data presented in the quarterly reports for 1Q and 2Q 2001 was restated by application of n of the amended Accounting Act with the retrospective effect from 1 January 2001. Changes of the a presented as adjustments of specific captions of the condensed financial statements for 1Q and 2Q 20 accounting rules concerning year 2000 and earlier periods was presented as an adjustment to "retained ear

The accounting rules applied by the Capital Group of Polski Koncern Naftowy ORLEN S.A. ("C unconsolidated and consolidated for the year 2001. The accounting rules applied for financial statements consolidated and unconsolidated condensed financial statements for 2Q 2002 as well as for comparable da

Description and quantitative reconciliation of the changes in accounting rules resulting from application and the equity of PKN ORLEN S.A. ("the Company") and the Capital Group is presented in point 1.3 bel(

2. **Accounting policies in the Capital Group of Polski Koncern Naftowy ORLEN S.A.**

**Intangible fixed assets**

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be a at the purchase price or at manufacturing cost. Subsequently, the intangible fixed assets are valued at the purchase pr losses. Intangible fixed assets are amortised using straight-line method over their estimated economic life. Amortisation economic life of the intangible fixed assets. The correctness of applied periods and depreciation rates are verified at adjustments to amortisation charges are made in subsequent periods. Typical amortisation rates applied in reference to in

| | |
|---|---|
| Licences, patents and similar assets | 7- 50% |
| Computer software | 10- 50% |

## Goodwill

Goodwill is the positive difference between purchase price of certain entity or its organised part and the fair value of the is lower than the fair value of assets taken over, the difference constitutes the negative goodwill.

The excess of the purchase price over the fair value of net assets of the acquired company is presented as goodwill transferred or in assets of a new company set up as the result of the merger.

Goodwill is amortised not longer than 5 years. Amortisation is charged on the straight line basis and is treated as other op

In cases other than described in the paragraph below, the negative goodwill up to the value not exceeding fair value of a stock markets, is treated as deferred income and amortised over a period calculated as weighted average of economi amount exceeding fair value of fixed assets, excluding long term financial assets quoted on regulated stock markets, is tr

The negative goodwill is written off into other operating income in amount relating to the value of reliably estimated merger, though not constituting liabilities. The write-off is made in the reporting period, in which the losses and cost previously estimated reporting periods, the negative goodwill related to them is written off in the manner described abov

### Research and development costs

Expenses on research are treated as costs at the moment when they are incurred. Costs of completed development cost technology is applied, are treated as intangible fixed assets, if:

- product or technology of production is clearly set, and related to the costs of development are reliably determined
- technical usefulness has been confirmed and properly documented and on this basis the entity decided to manufac
- the costs of completed research will be covered – according to estimations – by income on sales of the products o

The period of making development costs write offs does not exceed 5 years.

### Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments, are stated at purchase price or manufactur losses. At the moment of disposal or liquidation the purchase price or manufacturing cost and its accumulated depreciati in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls, reviews, maintenance fees influence financial prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed tl the fixed asset.

Fixed assets are depreciated in straight-line method over their estimated economic life. Depreciation rates resulting from fixed assets. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in pr

Typical depreciation rates applied in reference to fixed assets:

| | |
|---|---|
| Buildings and constructions | 1.5- 10% |
| Plant and equipment | 4- 30% |
| Transport | 6- 20% |
| Other fixed assets | 8.5- 25% |

Low-value assets of estimated useful life below 1 year and cost less than 3.5 thousand zloty are fully expensed when bro

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation r revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairme

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciat

Value of land leased perpetually is not presented in balance sheet.

**Construction in progress**

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairm construction in progress. Construction in progress is not depreciated until it is completed and put into operation.

**Financial lease**

Assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Acco value of the leased asset at the beginning of the lease contract and current value of minimal lease payments.

Assets leased out, tenancy agreements or other agreements complying with the criteria set by the amended Accounting leasing investment.

**Real estate investments**

Real estate investments may comprise land and real estate, purchased in order to bring benefits such as rent or increase benefits but not purchased for that purpose are treated as fixed assets. Real estate investments are valued according to the

**Investments in subsidiaries**

Shares in subsidiaries are presented in unconsolidated financial statements at cost of purchase less impairment losses. In

Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary ov the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economi

**Financial instruments**

Financial instruments are presented and valued in accordance with Decree of the Minister for Finance dated 12 De disclosure and way of presentation of financial instruments ("Decree on financial instruments").

Financial instruments are classified into the following categories:

a. held-for-trade financial assets and liabilities,

b. loans granted and own receivables,

c. financial assets held to maturity,

d. financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Short term financial assets held-for-trade are treated as assets acquired principally for the purpose of generating econon

factors or short maturity of the acquired instrument, and other financial assets too, irrespective for intentions, which le: similar financial assets, the realisation probability of intended economic benefits in a short time is considerable.

Current financial assets or financial liabilities comprise financial derivatives, except when an entity recognises concludec

Financial assets arisen directly due to cash transfer to the other party of the contract, providing that the contract meets re as loans granted and own receivables, irrespective of their maturity.

Financial assets not classified as loans granted and own receivables, for which the concluded contracts determine the ma example, interests of constant or determinable amount, providing that the entity intends and is able to hold the assets unti

Other financial assets, not meeting requirements classifying them into categories enumerated in points a) to c) are treated

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in

a. loans granted and own receivables not available for sale,

b. financial assets held to maturity,

c. financial assets for which market price set on regulated active market does not exist or for which it is unworkable

d. hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

e. loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using efi not,

f. financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate

g. financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-sale and derivative liabilities,

**Derivatives**

Derivatives possessed by the Company are not usually accounted for as hedging instruments and are classified as sho charged to income statement.

Derivatives are among others: forward and futures contracts, options and swap contracts.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following cond:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characte
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,
- it is possible to determine reliably value of the embedded derivative,
- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net p

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging in

**Cash and cash equivalents**

Cash and other cash assets include cash on hand and cash in banks, cash in transit and other cash assets. Cash includes as

**Receivables**

Receivables are stated at amount due less allowances. Allowances are recognised either based on the analysis of collecti bankruptcy or liquidation.

Allowances for bad debts are treated as other operating or financial costs – depending on the kind of the receivables, to w

Written-off, overdue and bad debts diminish the previously made allowances for their value.

Written-off, overdue and bad debts for which no allowances were made or which were not fully allowed for, are treated a

**Inventories**

Inventories are stated at the net realisable value being the lower of purchase price or manufacturing cost and net sell method in a following manner:

| | |
|---|---|
| Raw materials: | Purchase cost |
| Semi-finished products and work in progress: | Cost of manufacture |
| Finished goods: | Cost of manufacture |
| Goods for resale: | Purchase cost |

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which

The net realisable value is determined as possible to obtain, as of the balance sheet date, selling price less VAT and ex costs spent on making the item available for sale and enabling the sale.

Inventories that lost their economic usefulness are accounted for as costs.

**Prepayments and deferred costs**

Prepayments and deferred costs are expenses relating to periods later than period in which they were incurred. Such goods), cost of catalysts, cost of insurance, cost concerning patronage agreements and leasing costs.

**Equity**

Equity is presented in books in accordance with rules determined by law and the Company's statute.

Share capital is stated at nominal value in compliance with the Statutory Regulations of the Company and the relevant en

Declared but not paid share capital is accounted for as unpaid share capital. Own shares and unpaid share capital decrease

The capital reserve is generated by profit sharing, transfer of revaluation reserve and share premium.

Equity arisen due to conversion of securities, liabilities and loans into shares is presented at nominal value of these sec interests accrued and not paid to the day of conversion, which will not be paid, unrealised foreign exchange differences a

The revaluation reserve was established as result of the fixed assets revaluation as of 1 January 1995. In case of dispos reserve is transferred to reserve capital.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attri attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recogi

Formation costs diminish the reserve capital up to the amount of share premium. The remaining part of formation costs is

**Provisions for liabilities**

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly fc borrowing transactions, results of legal actions,

2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to p allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, dependin the liability for which the provision was set diminishes the provision.

**Environmental costs**

Provisions for certain or highly probable future liabilities resulting from environment protection are recorded in case ( pollution of environment or harmful items, which costs may be reliably estimated.

# Provision for jubilee and retirement bonuses

According to remuneration schemes, employees are entitled to jubilee bonuses upon completion of a certain number of : of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off pa disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The cc basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and ret provisions for liabilities" as "Retirement benefits and similar provisions".

**Equity compensation plans costs**

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the momen sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term pay shares and Black-Scholes' model.

**Foreign currency transactions valuation**

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in associates accounted for under equity method) – at the call exchange rate applied by th average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,

- liabilities – at the put exchange rate applied by the basic bank which renders services for the company, not lower date.

Exchange rate differences concerning long term investments denominated in foreign currencies, arising at the day of the and 4 of the Act.

Exchange rate differences concerning assets and liabilities denominated in foreign currencies, arising at the date of th foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or m

**Credits and loans**

Costs of loans and borrowings are recognised in principle at the moment of ocurrence. Costs of loans and borrowings aı manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is re than the value possible to receive, the net book value is decreased by the write-off resulting from impairment.

Loans are initially recorded at the amount of inflows received, decreased by transaction costs. Consecutively they are pr
The difference between net inflows and maturity amount is reflected in net profit or loss in the period of loan possession.

**Sales**

The sales revenues comprise amounts due or received from sales, including excise, less VAT. Revenues from sales ai economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stei recognised in proportion to the completion, providing that it is possible to estimate it reliably. In case it is not possibl income on the services are recognised only to the value of costs incurred in relation to it.

## Operating costs

Costs are accounted for in period they relate to. Costs are accounted for both by type and by function. Cost of goods sol and administration expenses include costs of the Capital Group's general operations and its management. Selling and d goods for resale and include the particularly excise tax related to sale of products of the Capital Group.

**Dividends**

Dividends receivable are accounted for as financial income as of the day when the proper body learns about profit divisic the dividend acquisition.

## Net profit or loss

Net profit or loss is constituted by:

- operating profit or loss, including this resulting from other operating income and costs,
- financial operations result,
- extraordinary operations result,
- compulsory amounts reducing profit resulting from income tax, the payer of which is the entity, and payments eq

Result on operating activity is calculated as the difference between net income on sales of products, goods and materi excluding VAT and other operating income and cost of products, goods and materials sold, valuated in production or pur and administration expenses, selling and distribution costs and other operating costs.

Result on financial operations is the difference between financial income, particularly on dividends (shares in profits), in of positive above negative foreign exchange differences, and financial costs, particularly on interests, losses on sales c positive foreign exchange differences.

Result on extraordinary items is the difference between extraordinary profits and losses.

**Taxation**

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between value of total assets stated in the books and their tax value companies of the Capit

Deferred tax assets are set in the amount of future expected tax deduction due to negative temporary differences, whi prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, whic future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the predicted year of occurrer

Deferred tax asset and provision can be netted off if there is authorisation to taking them into account simultaneously for

Deferred tax asset and provision resulting from operations settled with equity are also reflected in equity.

## Impairment

Impairment takes place when there is a considerable probability, that the item of assets controlled by the company will r economic benefits. It justifies making an write-off bringing down the net book value of the item of assets to the net determined fair value.

Write-offs on current assets made in reference to their impairment resulting from their valuation at net realisable v: accounted for as respectively: other operating costs, costs of goods sold or costs of sales.

Providing that the reason for which the write-off adjusting the value of assets was made, including impairment, is no lo increases value of the item of assets and is accounted for as respectively other operating income or financial income.

## Contingent liabilities and receivables

**Contingent liability is defined as an obligation, arising of which is dependent on occı presented in balance sheet unless the probability of outflow of resources embodying**

**Contingent receivables are not presented in balance sheet, but the information abou resources embodying economic benefits is probable.**

**Related party transactions**

According to the amended Accounting Act transactions between related parties, which are: the dominant company o statement. Associates in case of the Capital Group are all entities directly or indirectly associated as well as direct or indi

**1.3 Description and quantification of changes in accounting principles resulting from application of the amended .**

**Unrealised foreign exchange gains**

Unrealised foreign exchange gains are recorded as financial income of the reporting period in which the change of fc amendment the differences were accounted for as deferred income.

**Valuation of assets and liabilities as at balance sheet date**

At the balance sheet date foreign currency assets and liabilities are valued in the manner presented in point 1.2. Accordi the average exchange rate set by NBP for the balance sheet date.

**Financial lease**

Fixed assets used under lease, rent or other agreement meeting proper criteria of the amended Accounting Act agreeme: amendment the above items were not included in assets.

**Embedded derivatives**

Embedded derivatives are separated form contracts and treated as standalone derivatives in the manner presented in poi derivatives so the embedded derivatives were not separated.

**Equity compensations plans costs**

Convertible bonds issued by the Company under the equity compensations plans are accounted for in the manner pre: introduced the result of granting the right to purchase the bonds was not presented.

**Reconciliation between consolidated equity presented in the consolidated financial statements for the year 2001 : year 2001 and comparable data presented in this consolidated quarterly report.**

| | 31.12.2001 |
|---|---|
| Consolidated equity – (data published earlier) | 7,419,130 |
| Foreign exchange gains | 115,530 |
| Changes resulting from assets and liabilities valuation | (15,100) |
| Embedded derivatives valuation | 24,143 |
| Equity compensations plans costs | (18,865) |
| Share of minority shareholders in the additional equity | (2,631) |
| Other adjustments | 2,050 |
| Deferred tax on adjustments | (23,118) |
| | ------- |
| Consolidated equity – comparable data | 7,501,139 |
| | ======= |

| | 2Q 2001 | half year 2001 |
|---|---|---|
| Consolidated net profit – (data published earlier) | 216,754 | 227,138 |
| Foreign exchange gains | 23,053 | 33,351 |
| Changes resulting from assets and liabilities revaluation | (13,301) | (2,401) |
| Embedded derivatives valuation | 5,384 | 11,696 |
| Equity compensations plans costs | (21,147) | (21,147) |
| Share of minority shareholders in the additional equity | 272 | (1,047) |
| Other adjustments | 6,078 | 2,631 |
| Deferred tax on adjustments | (4,282) | (11,159) |
| | ------- | ------- |
| Consolidated net profit - comparable data | 212,811 | 239,062 |
| | ======= | ======= |

**Reconciliation between equity of the Dominant Company presented in the unconsolidated financial statements foı consolidated financial statements for half year 2001 and comparable data presented in these consolidated quarterl**

| | 31.12.2001 |
|---|---|
| Equity – (data published earlier) | 6,859,092 |

| | |
|---|---|
| Foreign exchange gains | 105,117 |
| Changes resulting from assets and liabilities valuation | (15,100) |
| Embedded derivatives valuation | 23,558 |
| Equity compensations plans costs | (18,865) |
| Other adjustments | 2,792 |
| Deferred tax on adjustments | (24,209) |
| | -------- |
| Equity – comparable data | 6,932,385 |
| | ======== |

| | 2Q 2001 | half year 2001 |
|---|---|---|
| Net profit – (data published earlier) | 182,791 | 167,079 |
| Foreign exchange gains | 23,039 | 27,151 |
| Changes resulting from assets and liabilities revaluation | (13,220) | (2,320) |
| Embedded derivatives valuation | 4,478 | 11,358 |
| Equity compensations plans costs | (21,147) | (21,147) |
| Other adjustments | 45 | (211) |
| Deferred tax on adjustments | 1,436 | (3,965) |
| | -------- | -------- |
| Net profit – comparable data | 177,422 | 177,945 |
| | ======== | ======== |

## 1.4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as of 30 June 2002 – 4.0091 zloty/ EURO,
- income statement and cash flow items for 2Q 2002 – on the basis of the rate, which is the simple average of avera the period from 1 January to 30 June 2002 – 3.7026 zloty/ EURO.

## Unconsolidated subsidiaries and associates in 2Q 2002

| No. | Name and location | Activity | Percentage of share capital owned | Share in total votes on General Meeting of Shareholders | (n |
|---|---|---|---|---|---|
| 1. | Wisla Plock Sportowa S.A. (former ORLEN Sportowa S.A.) – Plock | Sport activity | 100.00% | 100.00% | |
| 2. | SAMRELAKS Machocice Sp. z o.o. – Machocice | Hotels and motels with restaurants | 100.00% | 100.00% | |

| | | | | | |
|---|---|---|---|---|---|
| | Kapitulne | | | | |
| 3. | ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie | Hotels and motels with restaurants | 100.00% | 100.00% | |
| 4. | ORLEN Ochrona Sp. z o.o. – Plock | Guard services | 100.00% | 100.00% | |
| 5. | CPN Serwis Kielce Sp. z o.o. – Kielce | Maintenance services | 100.00% | 100.00% | |
| 6. | Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba | Resting and recreation activity | 100.00% | 100.00% | |
| 7. | CPN Serwis Gdansk Sp. z o.o. – Gdansk | Maintenance services | 100.00% | 100.00% | |
| 8. | Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole | Production and services | 99.87% | 99.87% | |
| 9. | Serwis Slupsk Sp. z o.o. – Slupsk | Maintenance services | 99.76% | 99.76% | |
| 10. | CPN Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka | Maintenance services | 99.32% | 99.32% | |
| 11. | D.W. Mazowsze Ustron Sp. z o.o. – Ustron Jaszowiec | Resting and recreation activity | 98.73% | 98.73% | |
| 12. | Petromot Sp. z o.o. – Kedzierzyn-Kozle | Maintenance and trade of cars | 97.56% | 97.56% | |
| 13. | Serwis Rzeszow Sp. z o.o. – Rzeszow | Maintenance services | 97.26% | 97.26% | |
| 14. | CPN Serwis Lodz Sp. z o.o. – Lodz | Maintenance services | 97.25% | 97.25% | |
| 15. | Serwis Podlasie Sp. z o.o. – Bialystok | Maintenance services | 89.67% | 89.67% | |
| 16. | Serwis Mazowsze Sp. z o.o. – Warszawa | Maintenance services | 88.50% | 88.50% | |
| 17. | Serwis Wroclaw Sp. z o.o. – Wroclaw | Maintenance services | 83.31% | 83.31% | |
| 18. | Serwis Krakow Sp. z o.o. – Krakow | Maintenance services | 83.20% | 83.20% | |
| 19. | BHT Dromech S.A. – Warszawa | Production | 81.14% | 81.14% | |
| 20. | Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn-Kozle | Maintenance services | 80.00% | 80.00% | |
| 21. | Serwis Szczecin Sp. z o.o. – Szczecin | Maintenance services | 78.09% | 78.09% | |
| 22. | Serwis Zachod Sp. z o.o. – Nowa Sol | Maintenance services | 74.31% | 74.31% | |
| 23. | CPN Marine Service Gdansk Sp. z o.o. – Gdansk | Duty store; production, trade | 70.00% | 70.00% | |
| 24. | Centrum Edukacji Sp. z o.o. – Plock | Education and training services | 69.43% | 69.43% | |
| 25. | Serwis Katowice Sp. z o.o. – Katowice | Preventing and curing, resting and recreation activity | 55.00% | 55.00% | |
| 26. | ORLEN Petrogaz Nowa Brzeznica Sp. z o.o. | LPG distribution center | 52.00% | 52.00% | |
| 27. | Petromor Sp. z o.o. – Gdansk | Wholesale of automotive spare parts and accessories, retail and wholesale of fuels | 51.31% | 51.31% | |
| 28. | CPN Serwis Poznan Sp. z o.o. – Poznan | Trade of petrochemical products and services | 51.00% | 51.00% | |
| 29. | ORLEN Morena Sp. z o.o. – Gdansk | Wholesale of automotive spare parts and accessories, retail and wholesale of fuels | 50.48% | 50.48% | |
| 30. | Przedsiebiorstwo Rolne Agro – Azoty II –Wloclawek Sp. z o.o. Laka k.Koszalina | Agricultural trading | 100.00% | 100.00% | |
| 31 | Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. – Ciechocinek | Preventing and curing, resting and recreation activity | 100.00% | 100.00% | |
| 32. | Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia | Fire fighting services | 99.97% | 99.97% | |
| 33. | Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze | Fire fighting and rescue services | 88.19% | 88.19% | |
| 34. | Petromont Sp. z o.o. – Niemce | Trade and building services | 85.00% | 85.00% | |
| 35. | Ran- GGC Sp. z o.o. – Gdansk | Used oil collection | 80.63% | 80.63% | |
| 36. | Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEBEGE S.A. – Plock | Gas trading and distribution | 80.00% | 80.00% | |
| 37. | MEDILOGISTYKA Sp. z o.o. | Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading Trade | 80.00% | 80.00% | |
| 38. | PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraine) | Trade | 80.00% | 80.00% | |
| 39. | NTVK – Wilno (Litwa) | Trade | 76.00% | 76.00% | |
| 40. | Medikor Sp. z o.o. – Jedlicze | Services and trade activities, medical supervising of work environment and sanitation | 73.33% | 73.33% | |
| 41. | Raf- Ochrona Sp. z o.o. – Jedlicze | Guard services | 67.13% | 67.13% | |
| 42. | VARIA S.A. – Warszawa | Transport and spedition services, wholesale and retail trade | 62.50% | 62.50% | |
| 43. | Wspolne Ukrainsko-Polskie Przedsiebiorstwo in form of Sp. z o.o. PETRO-UKRAINA– Lwow (Ukraine) | Trade | 62.00% | 62.00% | |
| 44. | Ran-Flex Sp. z o.o. – Kielce | Used oil collection | 52.00% | 52.00% | |
| 45. | Ran-Starol Sp. z o.o. – Katowice | Used oil collection | 51.00% | 51.00% | |

| | | | | |
|---|---|---|---|---|
| 46. | Ran-Sigma Sp. z o.o. – Walbrzych | Used oil collection | 51.00% | 51.00% |
| 47. | Ran-Ole-Par Sp. z o.o. – Lodz | Used oil collection | 51.00% | 51.00% |
| 48. | Ran-Oil Sp. z o.o. – Tarnow | Used oil collection | 51.00% | 51.00% |
| 49. | Ran-Akant Sp. z o.o. – Lublin | Used oil collection | 51.00% | 51.00% |
| 50. | Ran-Petromex Sp. z o.o. – Opole | Used oil collection | 51.00% | 51.00% |
| 51. | Ran-Kiczmer Sp. z o.o. – Pisarzowice | Used oil collection | 51.00% | 51.00% |
| 52. | Ran-Dickmar Sp. z o.o. – Tarnobrzeg | Used oil collection | 51.00% | 51.00% |
| 53. | Ran-Akses Sp. z o.o. – Szczecin | Used oil collection | 51.00% | 51.00% |
| 54. | Ran-Watt Sp. z o.o. – Torun | Used oil collection | 51.00% | 51.00% |
| 55. | Ran-Mega Sp. z o.o. – Gliwice | Used oil collection | 51.00% | 51.00% |
| 56 | Niezalezny Operator Miedzystrefowy Sp. z o.o. | Telecommunication services | 35.00% | 35.00% |
| 57. | Motell Sp. z o.o. – Morawica | Catering and hotel services | 35.00% | 35.00% |
| 58. | Ship-Service S.A. | Rendering services of ships in harbours, reloading and storage of goods. . | 30.43% | 25.82% |
| 59. | Petro-Oil CZ s.r.o. – Brno Prikop (Czech Rep.) | Production, sales, services in oil industry | 49.00% | 49.00% |
| 60. | Ran-Bialy Sp. z o.o. – Bialystok | Used oil collection | 46.70% | 46.70% |
| 61. | Piast Sp. z o.o. – Krakow | Fuels trading | 40.00% | 40.00% |
| 62. | Petro-Oil Seewax Sp. z o.o. – Sulejowek | Trade and services in oil industry | 25.00% | 25.00% |
| 63. | Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. – Bialystok | Production, trade and services activities | 24.00% | 24.00% |
| 64. | Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. - Szczecin | Production, trade and services | 24.00% | 24.00% |
| 65. | Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (former Petro-Oil Buwar Sp. z o.o.) – Legnica | Production and trade of petrochemical products | 24.00% | 24.00% |
| 66. | Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. – Gdansk | Trade and services activity | 24.00% | 24.00% |
| 67. | Petro-Pak S.A. – Mielec | Production, sales and services | 20.00% | 20.00% |
| 68 | RAF-Uniwersal Sp. z o.o. – Jedlicze | Trade and services activity | 20.00% | 20.00% |
| | **Total** | | | |

* No financial data as of 30 June 2002

** Entity under liquidation/bankruptcy

Due to insignificance of amounts presented in the above entities' financial statements, as well as insignificance of total amounts of all entities together these enti

## DESCRIPTION OF CAPITAL GROUP OPERATIONS IN 2 Q 2002 AND DETAILS ( INFLUENCE ON THE FINANCIAL RESULTS.

At the end of 2Q 2002 the Capital Group PKN ORLEN S.A. comprised:

- 113 subsidiaries, directly or indirectly controlled by PKN ORLEN S.A.,
- 30 associates, on which PKN ORLEN S.A. has direct or indirect significant influence.

In comparison to the end of 2Q 2001 there was an increase in number of subsidiaries and associates in the Capital Group

The number of consolidated companies in 2Q 2002 comprised of 75.

The results of the Dominant Company still have the most crucial influence on results achieved by the Group.

In comparison to 2Q 2001, the operating results of 2Q 2002 of PKN ORLEN S.A. were the most significantly affectec differently):

- lower refining margin ("crack") quotations for gasoline by 39%, Diesel by 37% and Ekoterm light heating oil by

- decrease of average price of Brent crude oil in quotations from 27.40 to 25.09 USD/bbl,
- decrease in quotation of discount Ural crude oil in relation to Brent crude oil from (-1.76) USD/bbl to

(-1.30) USD/bbl,

- decrease in refining margins computed on basis of Ural crude oil according to quotations in the Western Europe (
- decrease in sales volume of light products (gasoline, Diesel, Jet A-1, Ekoterm light heating oil) by 3.1%,
- stagnation on Polish automobile and transportation market is estimated to have caused drop in demand for fuels b
- increase in USD average exchange rate from 3.99 to 4.04 PLN/USD,
- increase in total sales volume of products by 3.2%,
- increase of sales volume in motor fuels in retail by 5.0%,

In 2Q 2002 sales of motor fuels (gasoline, diesel, LPG) and light heating oil amounted to 1,935,531 tonnes and were low tonnes (for 2 quarters cumulatively higher by 32,630 tonnes). The retail sales of motor fuels (gasoline, diesel, LPG) in 2( corresponding period of previous year by 32,760 thousand litres (for 2 quarters cumulatively higher by 101.113 thousand

| Sales volume of light products in PKN ORLEN S.A. | 2 Q 2001 | 2 Q 2002 | Change (%) 2Q 2002/ 2Q 2001 |
|---|---|---|---|
| **Wholesale of main light products, including:** | **1 362 480** | **1 299 085** | **95.3** |
| - gasoline (tonnes) | 475 149 | 489 048 | 102.9 |
| - Diesel (tonnes) | 535 589 | 539 539 | 100.7 |
| - Ekoterm light heating oil (tonnes) | 351 742 | 270 498 | 76.9 |
| **Retail sales of fuels, including:** | **650 441** | **683 201** | **105.0** |
| - gasoline (thousand litres) | 418 980 | 418 826 | 100.0 |
| - Diesel (thousand litres) | 215 314 | 236 389 | 109.8 |
| - LPG (thousand litres) | 16 147 | 27 986 | 173.3 |

| Sales volume of light products in PKN ORLEN S.A. | 2 quarters 2001 | 2 quarters 2002 | Change (%) 2Q 2002/2Q 2001 |
|---|---|---|---|
| **Wholesale of main light products, including:** | **2 744 877** | **2 711 173** | **98.8** |
| - gasoline (tonnes) | 921 060 | 918 445 | 99.7 |
| - Diesel (tonnes) | 992 027 | 1 064 570 | 107.3 |

| | | | |
|---|---|---|---|
| - Ekoterm light heating oil (tonnes) | 831 790 | 728 158 | 87.5 |
| **Retail sales of fuels, including:** | **1 205 436** | **1 306 546** | **108.4** |
| - gasoline (thousand litres) | 779 102 | 801 333 | 102.9 |
| - Diesel (thousand litres) | 397 520 | 454 017 | 114.2 |
| - LPG (thousand litres) | 28 814 | 51 196 | 177.7 |

The above factors caused the Company's and the Capital Group's results to be lower than in the comparable period of tl needs to be mentioned that the decline of the Company's results is less significant than the decline of results of the o processed crude oils with an emphasis on Ural crude share, realisation of deep processing in the petrochemical seg marketing activities conducted in retail sub-segment, including VITAY motivation programme, high unit margins and gr

According to comparable data, results of Capital Group and of the Dominant Company were the following:

| Items | 2Q 2001 | | PKN's share in the Group | 2Q 2002 | | PKN's share in the Group |
|---|---|---|---|---|---|---|
| | Group | PKN | (%) | Group | PKN | (%) |
| Crude oil processing ('000 tonnes) | 3,109 | 2,994 | 96.3 | 3,281 | 3,146 | 95.9 |
| Net sales revenue | 6,465,714 | 5,885,009 | 91.0 | 6,289,790 | 5,748,136 | 91.4 |
| Profit on sales* | 304,925 | 246,209 | 80.7 | 230,097 | 166,748 | 72.5 |
| Operating profit* | 317,141 | 259,704 | 81.7 | 216,530 | 177,548 | 82.0 |
| Profit before taxation* | 288,311 | 224,017 | 77.7 | 190,785 | 172,105 | 90.2 |
| Net profit * | 212,811 | 177,422 | 83.4 | 130,474 | 121,629 | 93.2 |

| Items | 2 quarters 2001 | | PKN's share in the Group | 2 quarters 2002 | | PKN's share in the Group |
|---|---|---|---|---|---|---|
| | Group | PKN | (%) | Group | PKN | (%) |
| Crude oil processing ('000 tonnes) | 6,097 | 5,839 | 95.8 | 6,443 | 6,191 | 96.1 |
| Net sales revenue | 12,262,202 | 11,312,684 | 92.3 | 12,053,778 | 10,978,161 | 91.1 |
| Profit on sales* | 361,747 | 274,182 | 75.8 | 428,081 | 310,893 | 72.6 |
| Operating profit* | 391,998 | 307,903 | 78.4 | 399,339 | 294,604 | 73.8 |
| Profit before taxation* | 328,786 | 240,829 | 73.2 | 301,289 | 222,028 | 73.7 |
| Net profit * | 239,062 | 177,945 | 74.4 | 199,141 | 152,543 | 76.6 |

* Profits of 2Q and 2 quarters of 2001 are different from presented in previous periods due to adjustments made in order point 1.3.

During 2Q 2002 the companies of the Capital Group processed 3,281 thousand tonnes of crude oil. The level of ach: previous year (for 2 quarters higher by 5.7%).

Profit on sales earned in 2Q 2002 by the Capital Group amounted to PLN 230,097 thousand and was lower than the res
PLN 66,334 thousand).

Net profit of the Group amounted to PLN 130,474 thousand and is by 38.7% lower than profit of the corresponding emphasised that the share of the Dominant Company in net result of the Capital Group increased from 83.4% to 93.2% results recorded by the biggest subsidiaries in the Group (Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A., Anwil

Resulting from upward trend of prices on the crude oil market, during 2Q 2002 as well as during the first six months of 2 Group had a positive impact on recorded results (delay of transfer of effects connected with change in crude oil prices co

PKN ORLEN Capital Group prepared the following financial data for 2Q 2002 according to Polish Accounting Standard

| Items | 2 quarters 2001 | | | | 2 quarters 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| | Refining | Chemicals | Other operations | Consolidated | Refining | Chemicals | Other operations | Consolidated |
| **Segment result** | 344 | 168 | 38 | 550 | 419 | 82 | 48 | 549 |
| Unallocated corporate expense | | | | -158 | | | | -150 |
| **Profit from operations** | | | | 392 | | | | 399 |

Rei
fro
six
pre

Th
per
ma

Un
con

issu

issuance 2. PLN 50 m (BRE),

issuance 3. PLN 50 m (BH),

issuance 4. PLN 50 m (PKO),

issuance 5. PLN 50 m (BRE),

issuance 6. PLN 50 m (BH),

issuance 7. PLN 50 m (PKO).

## MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 APRIL 2002 TO THE DAY OF PREPARATI REPORTS

1. On 20 May 2002 the Company informed that Inowroclawskie Kopalnie Soli "Solino" SA ("IKS Solino"), membe Warszawie SA for an investment loan of PLN 31,850,000. The loan shall be utilised to finance the 2nd stage of c assignment of receivables resulting from general lease agreement between PKN ORLEN and IKS Solino and coll

2. On 28 May 2002 Zaklady Azotowe Anwil S.A. ("Anwil") together with SK Chemicals and SK Global have signe bottle-grade resin) plant on Anwil's premises in Wloclawek, Poland. The total investment is expected to be up to Korea's third largest conglomerate with the sales revenue of USD 45bn. Anwil is leading producer of nitrogen fe

3. On 18 June 2002 the Management Board of PKN ORLEN S.A. announced that the number of its shares held by T possession of 88,529,062 shares of PKN ORLEN, which assured 21.07% of votes at the General Shareholders' M

   As of 17 June 2002 the Bank of New York was in possession of 79,158,086 shares of PKN ORLEN, that const General Shareholders' Meeting.

4. On 20 June 2002 the Company informed that Warsaw-based Kulczyk Holding S.A. and its affiliates are in posses

for 5.69% of the initial capital and assures 23,911,206 votes at the general meeting of shareholders and 5.69% of

5. On 28 June 2002 the Ordinary General Meeting of Shareholders decided to change regulation concerning respecti forming joint venture with Basell Europe Holdings BV on the conditions accepted by the Management Board.

6. On 1 July 2002 the Company informed that Mr Krzysztof Cetnar's, CFO, mandate and three year term of office h

7. On 1 July 2002, the Company informed that the Ordinary Meeting of Shareholders on June 28, 2002 dismissed fr

- Andrzej Herman

From June 28, 2002 the Ordinary Meeting of Shareholders appointed to the Supervisory Board:

- Jozef Wozniakowski

and moreover the Ordinary Meeting of Shareholders appointed Mr Maciej Gierej to hold position of the C

3. On 8 July PKN ORLEN S.A. reported that Rafineria Trzebinia S.A. has been notified by its law advisors, Marcin

- completely called off decisions of the first court by which Rafineria Trzebinia S.A. had been charged with underp
- referring of the case to the first court - Chrzanow Tax Office for further inspection.

PKN ORLEN S.A. is in possession of 77.07% shares of Rafineria Trzebinia S.A.

3.
4. On 11 July 2002 the Supervisory Board of PKN ORLEN appointed Mr Jacek Strzelecki to the position of the Vic

5. On 24 July 2002 PKN ORLEN announced that it has signed a Letter of Intent with Prague-based Agrofert Holdin

6. On 30 July 2002 Management Board of PKN ORLEN S.A. announced that the number of its shares held by The I

The Bank of New York, as of 29 July 2002, owned 70,634,050 shares of PKN ORLEN S.A. which assured 70,63

**SEGMENT REVENUE AND SEGMENT RESULTS FOR BUSINESS SEGMENTS FOR THE 6 MONTH PER**

| Segment: | Refining and Marketing | | | Chemicals | | | Other operations | | |
|---|---|---|---|---|---|---|---|---|---|
| | For 6 month period ended 30 June 2002 | For 3 month period ended 30 June 2002 | For 6 month period ended 30 June 2001 | For 6 month period ended 30 June 2002 | For 3 month period ended 30 June 2002 | For 6 month period ended 30 June 2001 | For 6 month period ended 30 June 2002 | For 3 month period ended 30 June 2002 | For 6 month period Ended 30 June 2001 |
| **Revenue** | | | | | | | | | |
| External sales | 10,601,589 | 5,557,184 | 10,844,860 | 1,271,432 | 655,906 | 1,245,074 | 180,757 | 76,700 | 172,26 |
| Inter-segment sales | 1,112,071 | 614,327 | 1,176,225 | 577,092 | 268,791 | 539,698 | 580,744 | 309,015 | 598,79 |
| *Total revenue* | 11,713,660 | 6,171,511 | 12,021,085 | 1,848,524 | 924,697 | 1,784,772 | 761,501 | 385,715 | 771,06 |
| **Result** | | | | | | | | | |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Segment result | 418,268 | 205,967 | 343,918 | 82,380 | 53,596 | 167,504 | 48,216 | 45,733 | 38,124 |
| Unallocated corporate expenses | | | | | | | | | |
| ***Profit from operations*** | | | | | | | | | |
| Financial income | | | | | | | | | |
| Financial expenses | | | | | | | | | |
| ***Gross profit (loss)*** | | | | | | | | | |
| Extraordinary profits | | | | | | | | | |
| Extraordinary losses | | | | | | | | | |
| Amortisation on goodwill from subordinated entities | | | (16) | | | | (522) | (265) | (1,223 |
| Write off of negative goodwill in subordinated entities | 4,643 | 2,328 | 5,034 | 16,052 | 8,026 | 16,567 | 1,146 | 318 | 1,750 |
| ***Profit before income tax*** | | | | | | | | | |

| **2Q 2002 cumulative** | |
|---|---|
| | |
| Balance of provision for deferred tax as at 1.01.2002 | 238,133 |
| Increases during the period 1.01.2002– 30.06.2002 | 80,425 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (81,337) |
| Balance of provision for deferred tax as at 30.06.2002 | 237,221 |
| | |

**II. Other provisions presented as liabilities in consolidated balance sheet**

| | Environmental provision | Provision for potential losses resulting from lawsuits | Provision for business risks | Other provisions |
|---|---|---|---|---|
| **2Q 2002** | | | | |
| Balance of provision as at 1.04.2002 | 405,725 | 5,647 | 13,977 | 3,821 |
| Increases during the period 1.04.2002– 30.06.2002 | 1,999 | 1,384 | 4,861 | 517 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (9,965) | (281) | (122) | (23) |
| | | | | |

| | | | | |
|---|---|---|---|---|
| Balance of provision as at 30.06.2002 | 397,759 | 6,750 | 18,716 | 4,315 |

| | Environmental provision | Provision for potential losses resulting from lawsuits | Provision for business risks | Other provisions |
|---|---|---|---|---|
| **2Q 2002**<br>**Cumulative** | | | | |
| Balance of provision as at 1.01.2002 | 412,124 | 10,484 | 14,788 | 2,950 |
| Increases during the period 1.01.2002– 30.06.2002 | 1,999 | 2,620 | 4,882 | 1,392 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (16,364) | (6,354) | (954) | (27) |
| Balance of provision as at 30.06.2002 | 397,759 | 6,750 | 18,716 | 4,315 |

**Provision for jubilee and retirement bonuses**

| | |
|---|---|
| **2Q 2002** | |
| Balance of provision as at 1.04.2002 | 137,491 |
| Increases during the period 1.04.2002– 30.06.2002 | 863 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (720) |
| Balance of provision as at 30.06.2002 | 137,634 |
| **2Q 2002 cumulative** | |
| Balance of provision as at 1.01.2002 | 137,685 |
| Increases during the period 1.01.2002– 30.06.2002 | 1,386 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (1,437) |
| Balance of provision as at 30.06.2002 | 137,634 |

**III. Provisions decreasing assets**

**Impairment of receivables**

| | |
|---|---|
| **2Q 2002** | |
| Balance of impairment as at 1.04.2002 | 268,619 |

| | |
|---|---|
| Increases during the period 1.04.2002– 30.06.2002 | 39,680 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (16,089) |
| Balance of impairment as at 30.06.2002 | 292,210 |

| **2Q 2002 cumulative** | |
|---|---|
| Balance of impairment as at 1.01.2002 | 255,353 |
| Increases during the period 1.01.2002– 30.06.2002 | 75,809 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (38,952) |
| Balance of impairment as at 30.06.2002 | 292,210 |

**Adjustments in the valuation of financial fixed assets and differences in the valuation of contributions**

**Impairment of financial fixed assets**

| **2Q 2002** | |
|---|---|
| Balance as at 1.04.2002 | 80,448 |
| Increases during the period 1.04.2002– 30.06.2002 | 152 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (5,266) |
| Balance as at 30.06.2002 | 75,334 |

| **2Q 2002 cumulative** | |
|---|---|
| Balance as at 1.01.2002 | 80,662 |
| Increases during the period 1.01.2002– 30.06.2002 | 655 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (5,983) |
| Balance as at 30.06.2002 | 75,334 |

**Difference in the valuation of contribution relating to financial fixed assets**

| **2Q 2002** | |
|---|---|
| Balance as at 1.04.2002 | 4,579 |
| Increases during the period 1.04.2002– 30.06.2002 | 15 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (92) |
| Balance as at 30.06.2002 | 4,502 |

| 2Q 2002 cumulative | |
|---|---|
| Balance as at 1.01.2002 | 5,400 |
| Increases during the period 1.01.2002– 30.06.2002 | 24 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (922) |
| Balance as at 30.06.2002 | 4,502 |

**Impairment of tangible fixed assets**

| 2Q 2002 | |
|---|---|
| Balance as at 1.04.2002 | 50,386 |
| Increases during the period 1.04.2002– 30.06.2002 | 38 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (8,983) |
| Balance as at 30.06.2002 | 41,441 |
| **2Q 2002 cumulative** | |
| Balance as at 1.01.2002 | 36,232 |
| Increases during the period 1.01.2002– 30.06.2002 | 15,005 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (9,796) |
| Balance as at 30.06.2002 | 41,441 |

**IV. Goodwill from consolidation /Negative goodwill from consolidation**

**Goodwill from consolidation**

| 2Q 2002 | |
|---|---|
| Balance of goodwill from consolidation as at 1.04.2002 | 4,326 |
| Increases during the period 1.04.2002– 30.06.2002 | 84 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (265) |
| Balance of goodwill from consolidation as at 30.06.2002 | 4,145 |
| | |
| | |
| **2Q 2002 cumulative** | |
| Balance of goodwill from consolidation as at 1.01.2002 | 4,137 |

| | |
|---|---|
| Increases during the period 1.01.2002– 30.06.2002 | 530 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (522) |
| Balance of goodwill from consolidation as at 30.06.2002 | 4,145 |
| | |
| | |

**Negative goodwill from consolidation**

| | |
|---|---|
| **2Q 2002** | |
| Balance of negative goodwill from consolidation as at 1.04.2002 | 281,737 |
| Increases during the period 1.04.2002– 30.06.2002 | 308 |
| Decreases during the period 1.04.2002 – 30.06.2002 | (10,672) |
| Balance of negative goodwill from consolidation as at 30.06.2002 | 271,373 |
| | |
| | |

| | |
|---|---|
| **2Q 2002 cumulative** | |
| Balance of negative goodwill from consolidation as at 1.01.2002 | 291,716 |
| Increases during the period 1.01.2002– 30.06.2002 | 1,498 |
| Decreases during the period 1.01.2002 – 30.06.2002 | (21,841) |
| Balance of negative goodwill from consolidation as at 30.06.2002 | 271,373 |
| | |
| | |

The companies of the Group made stock valuation adjustments in the 2Q 2002 in the amount of PLN 6,850 thousand.

**SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTERLY REPORT**

| Shareholder | Share in number of votes at the GM as at the day of last quarterly | Change during the period of last quarterly report | Share in number of votes at the GM as of 1.07.2002 in % | Number of shares as of 1.07.2002 | Change during the period 1.07.2002 – 8.08.2002 | Share in number of votes in % at the GM as at the day of publication | Num of shar at the d public: of tl repor |
|---|---|---|---|---|---|---|---|

| | report publication, in %* | publication to 1.07.2002 | | | | of this report** | |
|---|---|---|---|---|---|---|---|
| Nafta Polska S.A. | 17.63% | | 17.63% | 74,076,299 | - | 17.63% | 74,07 |
| State Treasury | 10.38 % | - | 10.38 % | 43,633,897 | - | 10.38% | 43,63 |
| Bank of New York (GDR holders) | 20.72 % | (2.68%) | 18.04% | 75,795,320 | (1.46%) | 16.58% | 69,66 |
| Others | 51.27 % | 2.68% | 53.95% | 226,671,621 | 1.46% | 55.41% | 232,80 |
| | -------- | -------- | -------- | ---------- | --------- | -------- | ----- |
| Total | 100.00 % | - | 100.00 % | 420,177,137 | - | 100.00 % | 420,17 |
| | ======== | ======== | ======== | ========== | ========= | ======== | ===== |

*** data as of 13 May 2002**

**** data as of 8 August 2002**

**On 20 June 2002 the Company was informed, that Warsaw based Kulczyk Holding PKN ORLEN S.A., constituting 5.69% of total number of votes on the General Mee**

**Stake of the above shareholders (in %) in the share capital of the company is consist GM as at the day of publication of this report.**

## CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMEN ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

**The company shares possessed by the Management Board and by the Supervisory B**

| | Number of shares as at the day of last quarterly report publication* | Acquired | Disposed | Increases due to changes in composition | Decreases due to changes in composition | Number of shares as at the day of publication of this report** |
|---|---|---|---|---|---|---|
| Management Board | 15,952 | - | - | - | 15,952 | - |
| Supervisory Board | 2,420 | - | - | - | 2,420 | - |

* Data as of 13 May 2002

** Data as of 14 August 2002

The Management Board has the right to acquire convertible bonds, which was announced in report issued 24 July 2001.

**Information about unusual transactions with related entities**

During the period from 1 January to 30 June 2002 there were no unusual transactions with related entities in the Cap EURO.

**INFORMATION ABOUT GUARANTIES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIE: ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY**

During the period from 1 January to 30 June 2002 in the Capital Group PKN ORLEN, the Dominant Company and its : the amount of guaranty would account for 10% or more of the Company's equity.

**INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITI MORE OF THE COMPANY'S EQUITY**

In the period from 1 January to 30 June 2002 the Company was not involved in any legal actions concerning the Compa more of the Company's equity.

...................... **President** – Zbigniew Wrobel

**Vice-President** – Slawomir Golonka

**Vice-President** - Andrzej Macenowicz

**Vice-President** – Jacek Strzelecki

**Vice-President** – Janusz Wisniewski

Plock, 14 August 2002

View Announcement

status list



Announcement Details

| Company | Headline | Embargo | Last Upd |
|---|---|---|---|
| Polski Koncern Naftowy Orlen S.A. | Re. LIFO valuation | 07:05 15 Aug 02 | 07:05 15 Au |

Full Announcement Text

Current Report 71/2002 dated 14th August 2002

**Impact of LIFO valuation of inventories**

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central I downstream oil company, informs about **impact of LIFO valuation of inventories on financial results of PKN ORLEN and consolidated financial results of PKN C Group for 2Q 2002.**

Estimates of gross income and net income (after deferred taxation) assuming LI inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN Group under PAS are as follows (PLN m):

| | 2Q 2002 | 1&2Q 2002 | 2Q 2001* | 1&2Q 2001* |
|---|---|---|---|---|
| PKN ORLEN's unconsolidated gross profit under PAS | (1) | (11) | 166 | 381 |
| PKN ORLEN's unconsolidated net profit under PAS | (1) | (8) | 135 | 279 |
| Consolidated gross profit under PAS | 20 | 71 | 228 | 469 |
| Consolidated net profit under PAS | 14 | 40 | 170 | 341 |

* These figures are different from the previously released to make them comparable v 2002.

The assumptions used for the above LIFO estimates are the same as used for prev LIFO estimates. These assumptions were published in current report no 28/2001/29 2001.

*About PKN ORLEN S.A.*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on th London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refin marketer of world-class petroleum and related products. It has a substantial wholesale and retail that includes the largest network of service stations in Poland. It also has significant financial inve telecommunications sector in Poland.*

END

status list

View Announcement

status list



Announcement Details

| Company | Headline | Embargo | Last Upd |
|---|---|---|---|
| Polski Koncern Naftowy Orlen S.A. | Draft Resolutions for EGM | | 16:17 13 Au |

Full Announcement Text

Current Report No 70/2002 dated 13th August 2002

Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN'), Central Europe's largest down company hereby publishes draft resolutions to be passed at the Extraordinary General M Shareholders on 30th August 2002:

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDER**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 30 August 2002**

**regarding approval of the Management Board's report on the performance of ( Group and ORLEN Capital Group's consolidated financial statements for the December 2001**

§ 1

Under art. 63c, item 4 of the Polish Accounting Act and § 7, item 7, point 1 of the Co of Association, the Extraordinary General Meeting of Shareholders having been ma Supervisory Board's opinion, hereby approves:

- Management Board report on ORLEN Capital Group's performance for the year e

December 2001,

- ORLEN Capital Group's consolidated financial statements for the year ended 31 I including:

- audited consolidated balance sheet as of 31 December 2001 containing assets and amounting to PLN 14,086,048,096.61 (fourteen billion eighty six million forty eig ninety six zlotys and sixty one groszys)

- consolidated profit and loss account for the period from 1 January, 2001 to 31 Dec showing net profit of PLN 343,053,518,89 (three hundred forty three million fifty five hundred eighteen zlotys and eighty nine groszys)

- consolidated cash flow statement for the period from 1 January 2001 to 31 Decem the net increase in cash and cash equivalents equal PLN 27,154,769.61 (twenty se hundred fifty four thousand seven hundred sixty nine zlotys and sixty one groszys

- statement of consolidated shareholders' equity for the period from 1 January 2001 December 2001 showing increase by PLN 332,983,958.31 (three hundred thirty tv hundred eighty three thousand nine hundred fifty eight zlotys and thirty one grosz

- auxiliary information

§ 2

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDI**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJN**

**dated 30 August 2002**

**regarding the sale of the Company's self-operating property**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respec point 7 of the Company's Articles of Association, the Extraordinary Gen( Shareholders of PKN ORLEN hereby gives its assent to the sale of the followii properties of the Company:

1. Oil Products Storage Facility No 6 in Bytow;

2. Oil Products Storage Facility No 5 in Jedrzejow;

3. Oil Products Storage Facility No 8 in Gorzow;

4. Oil Products Storage Facility No 1/1 in Opole;

§ 2

The sale can be executed through a tender at a price not lower than 50 per cent of set in a valuation made by a property / real estate expert,

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures a can be executed through tendered offers after prior settlement of price and pr Management Board.

§ 4

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDI**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJN**

**dated 30 August 2002**

**regarding the sale of the Company's self-operating property**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respec point 7 of the Company's Articles of Association, the Extraordinary Gen( Shareholders of PKN ORLEN hereby gives its assent to the sale of Oil Products No 15 in Wladyslawowo, the self-operating property of the Company.

§ 2

The sale can be executed through a tender at a price not lower than the market val property set in a valuation made by a property / real estate expert. In case of the v( purchase offers the sale can be executed through another tender at a price not low( initial price.

§ 3

In case of the voiding of a purchaser selected in accordance with the procedures a can be executed through tendered offers after prior settlement of price and pr Management Board.

§ 4

The resolution takes immediate effect.

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDI**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJN**

**dated 30 August 2002**

**regarding the sale or lease of the Company's self-operating property**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respec point 7 of the Company's Articles of Association, the Extraordinary Gen( Shareholders of PKN ORLEN hereby gives its assent to the sale (or in-kind cont of the following self-operating properties of the Company:

1. Refinery Products Laboratory in Plock – JKN, including the following subsidiary

- Fuel and Aromas Lab – KN – 1
- Cracker, Alkylation and Lubricating oils Lab – KN – 2
- Crude Processing Lab – KN – 3
- Fuel and Engine testing Lab – KN – 4

- Chromatography Lab – KN – 5
- Benzene, Butadiene, Ethylene Oxide and Phenol Lab – KN – 6
- Refinery Products Regional Lab in Zgierz – KRR – 1
- Refinery Products Regional Lab in Debogorz – KRR – 3
- Refinery Products Regional Lab in Katowice – KRR – 4
- Refinery Products Regional Lab in Lublin – KRR – 5
- Refinery Products Regional Lab in Poznan – KRR – 6
- Refinery Products Regional Lab in Zurawica – KRR – 7
- Refinery Products Regional Lab in Szczecin – KRR – 8
- Refinery Products Regional Lab in Warszawa – KRR – 9
- Refinery Products Regional Lab in Wroclaw – KRR – 10
- Refinery Products Regional Lab in Kedzierzyn Kozle – KRR – 11
- Refinery Products Regional Lab in Krakow – KRR – 12
- Refinery Products Regional Lab in Nowa Sol – KRR – 13
- Refinery Products Regional Lab in Olsztyn – KRR – 14

1. Water and Sewage Lab – JKW, including the following labs:

- Water and Sewage Treatment Lab – KW – 1
- Power Industry Water Lab – KW - 2

§ 2

The sale can be executed through a tender at a price not lower than the market value of in a valuation made by a property / real estate expert.

§ 3

The resolution takes immediate effect

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDI**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJN**

**dated 30 August 2002**

**regarding the lease of the Company's self-operating property**

§ 1

Under art. 393, point 3 of the Code of Commercial Companies and with respec point 7 of the Company's Articles of Association, the Extraordinary Gen Shareholders of PKN ORLEN hereby gives its assent to the lease of the V Division, the self-operating property of the Company.

§ 2

The resolution takes immediate effect

**RESOLUTION No**

**OF**

**EXTRAORDINARY GENERAL MEETING OF SHAREHOLDER**

**OF**

**POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA**

**dated 30 August 2002**

**regarding amendments of Resolution No 16 of Extraordinary General Meeting of dated 10 January 2001 regarding the principles of remuneration for Supervisory I**

§1

Under art. 392 § 1 of the Code of Commercial Companies and § 7, pt. 7, item 4 of Articles of Association, the Extraordinary General Meeting of Shareholders of PKN Ol amend Resolution No 16 of Extraordinary General Meeting of Shareholders dated 1 regarding the principles of remuneration for Supervisory Board members:

a) in § 1, point 1 the provision as below:

"the average monthly salary in the industrial sector excluding profit rewards in Q year announced by the President of the General Office of Statistics."

to be replaced with the following:

" the average monthly salary in PKN ORLEN"

b) § 1, point 8 to be deleted:

"The members of the Supervisory Board are entitled to receive payment describec starting from the first meeting of this newly established Supervisory Board."

§2

The Extraordinary General Meeting of Shareholders of PKN ORLEN decide: remuneration principles including amendments as in § 1 shall come into force on 1 : All other provisions of Resolution 16 as of 10 January 2001 remain unchanged.

§3

The resolution takes immediate effect

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with li: Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It . largest refiner of crude oil and marketer of world-class petroleum and related products substantial wholesale and retail distribution system that includes the largest network oj in Poland. It also has significant financial investments in the telecommunications secto1*

END

status list

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. Ship-Service |
| **Released** | 15:45 7 Aug 2002 |
| **Number** | 6853Z |



Current report No 69 dated 7th August 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces today that on 6th August 2002 it accepted an offer from Przedsiebiorstwo Uslug Morskich Ship-Service S.A. (Ship-Service) to purchase 18,000 ordinary registered shares ('D' series) in Ship-Service with its headquarters in Szczecin (Poland). The purchase shall be executed through a cash contribution from PKN ORLEN. The offer price of each share ('D' series) totals PLN 1,000.

At present PKN ORLEN owns 6,000 ordinary registered shares ('B' series) in Ship-Service, which accounts for 30.43% of Ship-Service's initial capital and 25.81% of votes at the general meeting of shareholders.

Following this transaction PKN ORLEN will own 60.86% in the initial capital of Ship-Service and 55.87% of votes at the general meeting of shareholders. Consequently, Ship-Service will become a company controlled by PKN ORLEN.

Ship-Service specialises in marine fuels sales.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. ORLEN Transport N. S.I |
| **Released** | 15:25 1 Aug 2002 |
| **Number** | 4450Z |



**Current report No 68/2002 dated 1st August 2002**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the registration of a change in the initial capital in ORLEN Transport Nowa Sol. The registration took place today in District Court in Zielona Gora.

The initial capital was increased by PLN 200 from PLN 10,090,300 to PLN 10,090,500. All 21,181 shares are voting shares.

PKN ORLEN owns 96.7% per cent of the total shares.

About PKN ORLEN SA

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Holding(s) in Company |
| **Released** | 15:47 30 Jul 2002 |
| **Number** | 3159Z |



Current report No 67/2002 dated 30 July, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by The Bank of New York decreased by 2.03% from **79,158,086** (18.84**%** of votes at the General Shareholders' Meeting as reported on June 18, 2002) to **70,634,050** shares (**16.81%** of votes at the General Shareholders' Meeting as of July 29, 2002).

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

RNS The company news service from the London Stock Exchange

Close

## Full Text Announcement

◂ Back / Next ▸ Other Announcements from this Company ▾ Send to a Friend

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | PKN ORLEN's EGM Agenda |
| **Released** | 15:15 29 Jul 2002 |
| **Number** | 2439Z |

PKN ORLEN SA SEC File 82-5036

Current Report No 66 /2002 dated 29th July 2002

Polski Koncern Naftowy ORLEN Spolka Akcyjna (PKN ORLEN), Central Europe's largest downstream oil company, hereby publishes the agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN as at 30 August 2002. The meeting shall commence at 10.00 CET in Plock at the following address:

Centrum Edukacji Grupa ORLEN

ul. Kobylinskiego 25

Hall B

Agenda the Extraordinary General Meeting of Shareholders of PKN ORLEN:

1. Opening;
2. Election of the Chairman of the meeting;
3. Affirming the legality of the meeting;
4. Approval of the agenda;
5. Election of the Vote Counting Commission;
6. Revision of the Management Board's Report on performance of PKN ORLEN's Capital Group and the consolidated financial results of PKN ORLEN's Capital Group for year 2001.
7. Passing of resolution concerning approval for disposal (sale or lease) of self-operating properties / entities of the Company;
8. Passing of a resolution concerning changes of the principles of remuneration for Supervisory Board members;
9. Closure of the Extraordinary General Meeting of Shareholders.

The Management Board of PKN ORLEN informs that under art. 406 § 3 of the Code of Commercial Companies and according to the art. 11 of the Law on Public Trading of Securities dated 21 August 1997 (Official Journal of Bills No 118, item 754 with the later amendments), the participation in the Extraordinary General Meeting of Shareholders is permitted on condition that the certificates mentioned below will be submitted at least seven days prior to the Extraordinary General Meeting of Shareholders, i.e. not later that on 22 August 2002. The certificates need to be submitted to the Legal Office - room 110 between 7:30 a.m. and 4 p.m. at the Company's Headquarters in Plock, ul. Chemikow 7.

Participation in the Extraordinary General Meeting of Shareholders is permitted under certificates issued by a brokerage house or a bank running the securities account stating the number of shares owned and confirming these shares will have been deposited on the account by the end of the Extraordinary General Meeting of Shareholders.

Voting can be performed either personally or through a power of attorney issued in writing. Representatives of legal persons should submit the relevant copy of a court register defining the persons entitled to represent such legal persons. Persons not mentioned in the copy of such court register need to have relevant power of attorney.

A week before the Extraordinary General Meeting of Shareholders, the materials concerning cases and matters listed in the Agenda and materials concerning the Extraordinary General Meeting of Shareholders to the extend required by the Law will be made available to the shareholders at the reception of the Company's Headquarters in Plock, ul. Chemikow 7 between 8 a.m. and 3 p.m.

Registration of shareholders will begin at 9.00 a.m. on 30 August 2002 in front of the conference hall.

The shareholders list registered for the Extraordinary General Meeting of Shareholders will be available for 3 working days prior to the Extraordinary General Meeting of Shareholders at the reception of the Company's Headquarters in Plock, ul. Chemikow 7.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

Close

Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Letter of Intent Signed |
| **Released** | 16:08 24 Jul 2002 |
| **Number** | 0748Z |



**Current Report No 65/2002 dated 24th July 2002**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that today it has signed a Letter of Intent with Prague-based Agrofert Holding a.s. (AGH) in Czech Republic to conduct a joined due diligence of Unipetrol a.s. (Unipetrol) and possibly express common interest in the acquisition of 62.99 per cent of Unipetrol.

***About PKN ORLEN***

*PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Change in PKN ORLEN's Board |
| **Released** | 17:03 11 Jul 2002 |
| **Number** | 5263Y |



**Current report 64/2002 dated July 11, 2002**

**Changes in the Management Board of PKN ORLEN SA**

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on July 11th, 2002 the Supervisory Board of PKN ORLEN appointed **Mr Jacek Strzelecki** to the position of the Vice President & CFO of the Management Board.

Mr Jacek Strzelecki, age 54, graduated from the Electrical Faculty at the Lodz Institute of Technology. He has a post-graduate Ph.D. degree in management and labour organisation at the Economics and Sociology Faculty of Lodz University. Mr Jacek Strzelecki completed post-graduate studies in Banking at the Warsaw School of Economics.

He has participated in a number of professional training courses in the fields of corporate restructuring, finance and banking at, among others, IDCE (Angers, France); Ecole Centrale Institute of Technology and Management (Paris, France) as well as EVCA Management Development Course and EVCA Advanced Training Course.

Between 1987 - 1990, he managed SZT-W Omega, a company implementing modern, innovative industrial technology solutions. Between 1991 - 1996, as the President of the Lodz-based Ortex Consulting, he implemented a number of equity and ownership transformation projects as well as developed many corporate growth and restructuring programmes. In 1997-1998 he served as a Director Corporate Banking at Powszechny Bank Gospodarczy S.A, a member of the Pekao S.A. group. Between 1991-1998 Mr Strzelecki served as Chairman and member of supervisory boards of industrial companies and insurance institutions. He is currently a member of the Investment Committee of Central Poland Fund, whose investors include Bank Pekao S.A., EBRD and IFC.

Mr Strzelecki has vast professional experience in economic consulting as well as investment and corporate banking. Currently, he serves as a President of Pekao Capital Fund as well as Vice President of the Warsaw-based Trinity Management Sp. z o.o. and Vice President of NFI Jupiter S.A.

## *About PKN ORLEN*

*PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

Close

Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Re. ORLEN Petrogaz |
| **Released** | 16:49 9 Jul 2002 |
| **Number** | 3995Y |



Current report 63/2002 dated 9th July 2002

**Incorporation of Petrogaz Inowroclaw into ORLEN Petrogaz Plock**

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that the Warsaw District Court registered a merger of ORLEN Petrogaz Plock Sp. z o.o. ("ORLEN Petrogaz Plock") and Petrogaz Inowroclaw Sp. z o.o. ("Petrogaz Inowroclaw"). The merger was executed through contribution of all Petrogaz Inowroclaw assets into ORLEN Petrogaz Plock.

PKN ORLEN owns 100 per cent of the total shares in ORLEN Petrogaz Plock.

The merger is in line with the restructuring programme of PKN ORLEN Capital Group including liquid gas (LPG) distribution network.

*About PKN ORLEN SA*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END

Close

| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Shareholders after GMS |
| **Released** | 16:29 9 Jul 2002 |
| **Number** | 3957Y |

PKN ORLEN SA SEC File 82-5036

**Current Report 62/2002 dated July 9, 2002**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Ordinary General Meeting of Shareholders of PKN ORLEN which was originally called on June 28, 2002.

| No | Shareholder | Number of shares owned | Type of shares | Number of votes | Votes (% |
|---|---|---|---|---|---|
| 1. | **NAFTA POLSKA Spolka Akcyjna**<br>UL. JASNA 12<br>00-013 WARSZAWA | 74 076 299 | bearer | 74 076 299 | 26% |
| 2. | **THE BANK OF NEW YORK**<br>101 Barclay Street New York<br>N.Y. 10286, USA | 70 640 000 | bearer | 70 640 000 | 24% |
| 3. | **SKARB PANSTWA**<br>UL. KRUCZA 36 / WSPOLNA 6<br>00-522 WARSZAWA | 43 633 897 | bearer | 43 633 897 | 15% |
| 4. | **COMMERCIAL UNION OFE BPH CU WBK**<br>Al. Jana Pawla II 23 | 18 078 904 | bearer | 18 078 904 | 6% |

| | 00-854 Warszawa | | | | |
|---|---|---|---|---|---|

*About PKN ORLEN*

*Polski Koncern Naftowy ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sectors in Poland.*

END

Close

## Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Stmnt re Rafineria Trzebinia |
| **Released** | 17:18 8 Jul 2002 |
| **Number** | 3365Y |



RNS Number:3365Y
Polski Koncern Naftowy Orlen S.A.
8 July 2002

Current Report No 61/2002 dated 8th July 2002

Charges off Rafineria Trzebinia

PKN ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, reports that Rafineria Trzebinia S.A. ("Rafineria Trzebinia"), which is 77.07% owned by PKN ORLEN, has been notified of a reversal of a decision by the Fiscal Office in Krakow, which charges Rafineria Trzebinia with underpaying excise tax, underpaying goods and services tax and fiscal impropriety. This, together with interest charges, totals PLN 113.6m.
At the same time the Fiscal Office in Krakow has decided to refer the case to the Chrzanow Tax Office for further inspection

(see also the Company's releases as of: 25th January 2002, 11th February 2002 and 12th March 2002).

About PKN ORLEN

PKN ORLEN, is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A.  It is Poland's largest refiner of crude oil and marketer of world -class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.



END

## Full Text Announcement



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Management Board |
| **Released** | 18:11 1 Jul 2002 |
| **Number** | 0380Y |



Current report no 60/2002 dated 01 July, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company informs that Mr Krzysztof Cetnar's, Financial Vice President, mandate and three year term of office has expired on June 28, 2002 - the day of the Ordinary General Meeting of Shareholders which approved the Management Board's report on the Company's performance and the Company's financial report for 2001.

*<u>About PKN ORLEN SA</u>*

*PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.*

END